SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.

Braskem S.A.

Condensed Quarterly Information (ITR)
at March 31, 2021
and Independent Auditors' Review Report

(FreeTranslation into English from the Original Previously Issued in Portuguese.)

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent auditor’s report on review of interim financial information

Grant Thornton Auditores Independentes

Av. Eng. Luís Carlos Berrini, 105 - 12º andar Itaim Bibi, São Paulo (SP) Brasil

T +55 11 3886-5100

To the Board of directors and shareholders of
Braskem S.A.
Camaçari – Bahia

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. (the Company), comprised in the Quarterly Information Form for the quarter ended March 31, 2021, comprising the balance sheet as of March 31, 2021 and the respective statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows for the period of three months then ended, including the footnotes.

Management is responsible for the preparation of the individual interim financial information in accordance with the NBC TG 21 – Interim Financial Reporting and of the consolidated interim financial information in accordance with the NBC TG 21 and with the international standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (Iasb), such as for the presentation of these information in accordance with the standards issued by the Brazilian Exchange Securities Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on reviews of interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). The review of interim information consists of making inquiries, primarily of persons responsible for the financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the audit standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 applicable to the preparation of interim financial information, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Emphases of matter

Investigation in progress - Braskem Idesa

We draw attention to Note No.9(d) to the individual and consolidated interim financial information, which states that the Company engaged an independent US law firm, in order to conduct an internal investigation, due to allegations of undue payments related to the Project "Ethylene XXI". The information was originally delivered by Mexico news media and included in the testimony of Pemex´s former CEO to the General Attorney of Mexico. The investigation is under way and, to date, the Company is not able to estimate when it will be completed. Our review conclusion is not modified with respect to this matter.

Class action

We draw attention to Note No.22.3 to the individual and consolidated interim financial information, which describes that a class action lawsuit has been filed in the United States District Court for the District of New Jersey against the Company and some of its current and former executive officers under the U.S. Securities Exchange Act of 1934 and its rules. The proceeding is at its initial stage and, on January 15, 2021, the court appointed two plaintiffs to act as the lead plaintiffs in said class action lawsuit. The Company have engaged legal advisors for its defense in that country. Our review conclusion is not modified with respect to this matter.

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of three months ended March 31, 2021, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34.
These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information in order to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, May 05, 2021

Daniel Gomes Maranhão Junior
Assurance Partner

Grant Thornton Auditores Independentes

Braskem S.A.

Statement of interim financial position
Base date: 03/31/2021
All amounts in thousands of reais

Assets	Note	Consolidated Mar/2021	Consolidated Dec/2020	Parent company Mar/2021	Parent company Dec/2020
Current assets					
Cash and cash equivalents	3	12,493,422	13,862,852	6,682,407	8,377,511
Financial investments	4	3,878,457	3,627,227	3,764,624	3,540,280
Trade accounts receivable	5	6,843,055	4,731,979	4,116,721	2,717,369
Inventories	6	11,939,115	8,383,650	8,883,972	6,191,167
Taxes recoverable	8	1,722,915	1,192,665	1,639,608	1,148,263
Income tax and social contribution	20(a)	1,855,838	1,547,916	637,752	345,174
Dividends and interest on capital	7	165	165	4,463	4,463
Prepaid expenses		336,872	344,867	221,741	241,131
Derivatives	18.2.1	20,274	33,769	311	33,765
Other receivables		604,200	465,154	467,286	328,687
		39,694,313	**34,190,244**	**26,418,885**	**22,927,810**
Non-current assets					
Financial investments	4	15,322	15,564		
Trade accounts receivable	5	20,644	23,229	16,062	18,647
Inventories	6	38,356	18,036		1,256
Taxes recoverable	8	1,059,990	1,072,737	804,952	813,902
Income tax and social contribution		72,475	72,267	72,475	72,267
Deferred income tax and social contribution	20(b)	9,482,232	8,529,972	7,113,721	6,536,701
Judicial deposits	24	197,115	196,911	186,357	186,140
Derivatives	18.2.1	295	34,091	288	34,091
Other receivables		290,278	227,480	169,354	161,407
Investments	9	47,677	43,153	21,187,776	17,640,426
Property, plant and equipment	10	37,337,900	35,929,149	14,813,668	14,782,471
Intangible assets	11	2,840,225	2,828,691	2,511,943	2,516,881
Right of use of assets	12	2,973,427	2,902,395	1,435,233	1,540,206
		54,375,936	**51,893,675**	**48,311,829**	**44,304,395**
Total assets		**94,070,249**	**86,083,919**	**74,730,714**	**67,232,205**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of interim financial position
Base date: 03/31/2021
All amounts in thousands of reais — **Continued**

Liabilities and shareholders' equity	Note	Consolidated Mar/2021	Consolidated Dec/2020	Parent company Mar/2021	Parent company Dec/2020
Current liabilities					
Trade payables	13	13,705,356	9,946,315	13,146,154	10,361,070
Borrowings	14	1,070,154	1,318,931	245,581	173,729
Braskem Idesa borrowings	15	8,275,858	7,660,128		
Debenture	16	55,525	54,436		
Derivatives	18.2.1	751,459	592,251	554,757	470,364
Payroll and related charges		515,639	814,566	321,360	567,789
Taxes payable	19	1,104,942	952,689	1,018,405	848,931
Income tax and social contribution		1,050,613	284,129	705,792	194,791
Dividends		5,451	5,456	2,628	2,633
Advances from customers		369,928	287,449	123,827	96,979
Leniency agreement	23	400,841	397,036	400,841	397,036
Sundry provisions	21	303,265	362,407	252,498	279,702
Accounts payable to related parties	7(b)			639,750	1,200,983
Other payables		545,611	466,341	139,843	187,363
Provision - geological event in Alagoas	24	4,228,652	4,349,931	4,228,652	4,349,931
Lease	12(b)	1,044,872	895,109	541,015	540,715
		33,428,166	**28,387,174**	**22,321,103**	**19,672,016**
Non-current liabilities					
Trade payables	13	16,170	7,233	16,170	7,233
Borrowings	14	40,894,782	40,413,192	4,454,969	4,220,039
Braskem Idesa borrowings	15	4,871,657	4,399,110		
Debenture	16	171,326	181,679		
Derivatives	18.2.1	516,118	558,913	445,203	454,078
Taxes payable	19	1,371	1,370	1,371	1,370
Accounts payable to related parties	7(b)			37,587,324	34,769,612
Loan to non-controlling shareholders of Braskem Idesa	7(a)	3,600,276	3,222,493		
Income tax and social contribution		576,174	576,174	576,174	576,174
Deferred income tax and social contribution	20(b)	1,335,926	1,234,398		
Post-employment benefits		495,671	472,074	223,914	217,089
Advances from customers		378,171	382,478		
Provision for losses on subsidiaries				636,874	571,952
Contingencies	22.1	1,183,202	1,151,087	1,169,298	1,137,567
Leniency agreement	23	778,707	1,077,314	778,707	1,077,314
Sundry provisions	21	526,289	511,801	481,010	476,316
Provision - geological event in Alagoas	24	4,225,145	4,825,846	4,225,145	4,825,846
Other payables		233,618	235,324	181,378	186,240
Lease	12(b)	2,327,541	2,312,777	1,201,863	1,241,665
		62,132,144	**61,563,263**	**51,979,400**	**49,762,495**
Shareholders' equity	25				
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Additional paid in capital		(488,388)	(488,388)	(488,388)	(488,388)
Other comprehensive income		(5,046,304)	(5,177,889)	(5,046,304)	(5,177,889)
Treasury shares		(49,704)	(49,704)	(49,704)	(49,704)
Accumulated losses		(2,028,615)	(4,529,547)	(2,028,615)	(4,529,547)
Total attributable to the Company's shareholders		430,211	(2,202,306)	430,211	(2,202,306)
Non-controlling interest in subsidiaries		(1,920,272)	(1,664,212)		
		(1,490,061)	**(3,866,518)**	**430,211**	**(2,202,306)**
Total liabilities and shareholders' equity		**94,070,249**	**86,083,919**	**74,730,714**	**67,232,205**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of profit or loss
For the three months ended 31 March
All amounts in thousands of reais, except earnings (loss) per share

	Note	Consolidated		Parent company	
		Mar/2021	Mar/2020	Mar/2021	Mar/2020
Net revenue	27	**22,692,168**	**12,624,645**	**14,790,503**	**8,916,034**
Cost of products sold	30	(15,454,198)	(11,451,297)	(10,535,783)	(8,474,664)
Gross profit		**7,237,970**	**1,173,348**	**4,254,720**	**441,370**
Income (expenses)					
Selling and distribution	30	(472,109)	(439,852)	(226,744)	(246,156)
Loss for impairment of trade accounts receivable and others from clients	30	1,562	(3,620)	(2,548)	(904)
General and administrative	30	(519,230)	(464,503)	(317,433)	(317,438)
Research and development	30	(62,173)	(55,486)	(31,172)	(31,018)
Results from equity investments	9(c)	2,370	(7,778)	1,749,423	(767,329)
Other income	28	778,907	206,840	747,331	161,207
Other expenses	28	(227,417)	(32,027)	(150,559)	(25,087)
Profit (loss) before net financial expenses and taxes		**6,739,880**	**376,922**	**6,023,018**	**(785,355)**
Financial results	29				
Financial expenses		(1,691,139)	(1,225,842)	(1,368,041)	(1,133,139)
Financial income		918,603	195,494	752,122	92,486
Exchange rate variations, net		(2,690,812)	(5,223,530)	(2,221,833)	(3,059,100)
		(3,463,348)	**(6,253,878)**	**(2,837,752)**	**(4,099,753)**
Profit (loss) before income tax and social contribution		**3,276,532**	**(5,876,956)**	**3,185,266**	**(4,885,108)**
Current and deferred income tax and social contribution	20(a)	(862,781)	1,818,005	(691,055)	1,236,093
Net profit (loss) for the period		**2,413,751**	**(4,058,951)**	**2,494,211**	**(3,649,015)**
Attributable to:					
Company's shareholders		2,494,211	(3,649,015)	2,494,211	(3,649,015)
Non-controlling interest in subsidiaries		(80,460)	(409,936)		
Net profit (loss) for the period		**2,413,751**	**(4,058,951)**	**2,494,211**	**(3,649,015)**
Earnings per share - basic and diluted - R$	26				
Common		3.1350	(4.5842)	3.1350	(4.5842)
Preferred shares class "A"		3.1350	(4.5842)	3.1350	(4.5842)
Preferred shares class "B"		0.6057	(4.5842)	0.6057	(4.5842)

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of comprehensive income
For the three months ended 31 March
All amounts in thousands of reais

	Note	Consolidated Mar/2021	Consolidated Mar/2020	Parent company Mar/2021	Parent company Mar/2020
Net profit (loss) for the period		**2,413,751**	**(4,058,951)**	**2,494,211**	**(3,649,015)**
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge		(240,329)	(1,201,407)	(287,918)	(1,028,866)
Income tax and social contribution - cash flow hedge		83,616	401,577	97,892	349,815
Fair value of cash flow hedge - Braskem Idesa				35,692	(129,405)
Income tax and social contribution cash flow hedge - Braskem Idesa				(10,707)	38,821
Fair value of cash flow hedge from jointly-controlled, net of taxes		381	2,501	381	2,501
		(156,332)	(797,329)	(164,660)	(767,134)
Exchange variation of foreign sales hedge	18.3(a.i)	(2,637,837)	(6,833,684)	(2,637,837)	(6,833,692)
Sales Hedge - transfer to profit or loss	18.3(a.i)	505,945	400,047	505,945	400,047
Income tax and social contribution on exchange variation		724,843	2,187,439	724,843	2,187,439
Exchange variation of foreign sales hedge - Braskem Idesa	18.3(a.ii)	(443,315)	(2,611,828)	(332,485)	(1,958,862)
Sales Hedge - transfer to profit or loss - Braskem Idesa	18.3(a.ii)	117,985	75,162	88,488	56,372
Income tax on exchange variation - Braskem Idesa		97,599	761,000	73,199	570,748
		(1,634,780)	(6,021,864)	(1,577,847)	(5,577,948)
Foreign subsidiaries currency translation adjustment		1,742,500	4,066,624	1,869,505	4,108,359
Total		**(48,612)**	**(2,752,569)**	**126,998**	**(2,236,723)**
Items that will not be reclassified to profit or loss					
Defined benefit plan actuarial loss, net of taxes		1,067		1,067	
Long term incentive plan, net of taxes		6,998	(1,451)	6,988	(1,008)
Total		8,065	(1,451)	8,055	(1,008)
Total comprehensive income for the period		**2,373,204**	**(6,812,971)**	**2,629,264**	**(5,886,746)**
Attributable to:					
Company's shareholders		2,629,264	(5,886,746)		
Non-controlling interest in subsidiaries		(256,060)	(926,225)		
Total comprehensive income for the period		**2,373,204**	**(6,812,971)**		

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of changes in equity
For the three months ended 31 March
All amounts in thousands of reais

												Parent company and Consolidated
										Parent company		Consolidated
	Attributed to shareholders' interest											
			Revenue reserves									
	Capital	Capital reserve	Legal reserve	Tax incentive	Retention of profits	Additional paid in capital	Other comprehensive income	Treasury shares	Retained earnings / Accumulated losses	Total Braskem shareholders' interest	Non-controlling interest in subsidiaries	Total shareholders' equity (net capital deficiency)
At January 1, 2020	**8,043,222**	**232,472**	**577,476**	**153,478**	**1,174,301**	**(488,388)**	**(4,757,539)**	**(49,724)**		**4,885,298**	**(940,592)**	**3,944,706**
Comprehensive income for the period:												
Loss for the period									(3,649,015)	(3,649,015)	(409,936)	(4,058,951)
Exchange variation of foreign sales hedge, net of taxes							(5,577,948)			(5,577,948)	(443,916)	(6,021,864)
Fair value of cash flow hedge, net of taxes							(767,134)			(767,134)	(30,195)	(797,329)
Long term incentive plan, net of taxes							(1,008)			(1,008)	(443)	(1,451)
Foreign subsidiaries currency translation adjustment							4,108,359			4,108,359	(41,735)	4,066,624
							(2,237,731)		(3,649,015)	(5,886,746)	(926,225)	(6,812,971)
Equity valuation adjustments:												
Realization of additional property, plant and equipment price-level restatement, net of taxe							(6,679)		6,679			
Realization of deemed cost of jointly-controlled investment, net of taxes							(180)		180			
Fair value adjustments of trade accounts receivable, net of taxes							(62)			(62)		(62)
Exchange variation in hyperinflationary economy, net of taxes							1,352			1,352		1,352
							(5,569)		6,859	1,290		1,290
At March 31, 2020	**8,043,222**	**232,472**	**577,476**	**153,478**	**1,174,301**	**(488,388)**	**(7,000,839)**	**(49,724)**	**(3,642,156)**	**(1,000,158)**	**(1,866,817)**	**(2,866,975)**
At January 1, 2021	**8,043,222**					**(488,388)**	**(5,177,889)**	**(49,704)**	**(4,529,547)**	**(2,202,306)**	**(1,664,212)**	**(3,866,518)**
Comprehensive income for the period:												
Net profit for the period									2,494,211	2,494,211	(80,460)	2,413,751
Exchange variation of foreign sales hedge, net of taxes							(1,577,847)			(1,577,847)	(56,933)	(1,634,780)
Fair value of cash flow hedge, net of taxes							(164,660)			(164,660)	8,328	(156,332)
Long term incentive plan, net of taxes							6,988			6,988	10	6,998
Foreign currency translation adjustment							1,869,505			1,869,505	(127,005)	1,742,500
							133,986		2,494,211	2,628,197	(256,060)	2,372,137
Equity valuation adjustments:												
Realization of additional property, plant and equipment price-level restatement, net of taxe							(6,541)		6,541			
Realization of deemed cost of jointly-controlled investment, net of taxes							(180)		180			
Actuarial loss with post-employment benefits, net of taxes							1,067			1,067		1,067
Fair value adjustments of trade accounts receivable, net of taxes							86			86		86
Exchange variation in hyperinflationary economy, net of taxes							3,167			3,167		3,167
							(2,401)		6,721	4,320		4,320
At March 31, 2021	**8,043,222**					**(488,388)**	**(5,046,304)**	**(49,704)**	**(2,028,615)**	**430,211**	**(1,920,272)**	**(1,490,061)**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of cash flows
For the three months ended 31 March
All amounts in thousands of reais

	Note	Consolidated Mar/2021	Consolidated Mar/2020	Parent company Mar/2021	Parent company Mar/2020
Profit (loss) before income tax and social contribution		3,276,532	(5,876,956)	3,185,266	(4,885,108)
Adjustments for reconciliation of profit					
Depreciation and amortization		931,622	973,489	542,565	606,713
Results from equity investments	9(c)	(2,370)	7,778	(1,749,423)	767,329
Interest foreign exchange gain/losses		3,452,848	7,695,072	2,077,542	4,063,261
Reversal of provisions		56,510	(4,590)	55,993	(4,896)
Reversal of the provision - geological event in Alagoas	24	(139,155)	(55,393)	(139,154)	(55,393)
PIS and COFINS credits - exclusion of ICMS from the calculation basis	28	(557,897)		(557,897)	
Loss for impairment of trade accounts receivable and others from clients		(1,562)	3,620	2,548	904
Provision for losses and write-offs of long-lived assets		(8,607)	1,999	(10,534)	1,981
		7,007,921	2,745,019	3,406,906	494,791
Changes in operating working capital					
Judicial deposits - other financial assets	24		3,746,107		3,746,107
Financial investments		(224,147)	(1,455,264)	(198,007)	(1,437,254)
Trade accounts receivable		(1,812,183)	(279,568)	(1,419,253)	(196,173)
Inventories		(3,267,540)	288,933	(2,675,252)	243,386
Taxes recoverable		1,077,066	505,811	746,111	282,917
Prepaid expenses		158,432	77,143	19,390	25,501
Other receivables		(191,155)	95,083	(150,371)	165,425
Trade payables		2,468,558	(2,938,388)	2,328,048	(2,147,346)
Taxes payable		(252,596)	(198,051)	234,027	133,327
Advances from customers		39,766	347,216	26,848	(33,110)
Leniency agreement	23	(302,640)	(257,256)	(302,640)	(257,256)
Sundry provisions		(94,901)	(75,560)	(63,578)	(41,548)
Other payables		(853,688)	135,032	(874,812)	(327,818)
Cash generated from operations		3,752,893	2,736,257	1,077,417	650,949
Interest paid		(1,130,629)	(566,529)	(72,252)	(59,397)
Income tax and social contribution paid		(318,471)	(28,311)	(289,742)	(13,991)
Net cash generated from operating activities		2,303,793	2,141,417	715,423	577,561
Proceeds from the sale of fixed and intangible assets		15,169	3,003	23,895	2,975
Acquisitions to property, plant and equipment and intangible assets		(490,243)	(905,263)	(391,527)	(425,548)
Net cash used in investing activities		(475,074)	(902,260)	(367,632)	(422,573)
Short-term and Long-term debt					
Acquired			1,929,938		1,496,760
Payments		(3,211,015)	(524,990)	(12,029)	(501,538)
Braskem Idesa borrowings					
Payments		(238,617)	(167,898)		
Related parties					
Acquired				127	1,931,309
Payments				(1,921,121)	(921,552)
Lease	12	(196,885)	(167,391)	(109,867)	(116,707)
Dividends paid		(5)	(37)	(5)	(37)
Other financial liabilities			(133,614)		(133,614)
Net cash (used) generated in financing activities		(3,646,522)	936,008	(2,042,895)	1,754,621
Exchange variation on cash of foreign subsidiaries		448,373	1,076,835		
(Decrease) increase in cash and cash equivalents		(1,369,430)	3,252,000	(1,695,104)	1,909,609
Represented by					
Cash and cash equivalents at the beginning of the period		13,862,852	6,803,880	8,377,511	2,389,438
Cash and cash equivalents at the end of the period		12,493,422	10,055,880	6,682,407	4,299,047
(Decrease) increase in cash and cash equivalents		(1,369,430)	3,252,000	(1,695,104)	1,909,609

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of added value
For the three months ended 31 March
All amounts in thousands of reais

	Consolidated		Parent company	
	Mar/2021	Mar/2020	Mar/2021	Mar/2020
Revenue	**27,136,718**	**15,191,706**	**19,258,821**	**11,426,291**
Sale of goods, products and services	26,569,037	15,021,669	18,649,715	11,299,810
Other income, net	566,119	173,657	611,654	127,385
Loss for doubtful accounts	1,562	(3,620)	(2,548)	(904)
Inputs acquired from third parties	**(16,943,134)**	**(12,178,157)**	**(12,233,445)**	**(9,403,660)**
Cost of products, goods and services sold	(16,437,593)	(11,750,147)	(11,938,018)	(9,144,762)
Material, energy, outsourced services and others	(514,960)	(440,658)	(305,015)	(279,329)
Gain (impairment) of assets	9,419	12,648	9,588	20,431
Gross value added	**10,193,584**	**3,013,549**	**7,025,376**	**2,022,631**
Depreciation, amortization and depletion	(931,622)	(973,489)	(542,565)	(606,713)
Net value added produced by the Company	**9,261,962**	**2,040,060**	**6,482,811**	**1,415,918**
Value added received in transfer	**1,077,538**	**826,151**	**2,664,141**	**(388,591)**
Results from equity investments	2,370	(7,778)	1,749,423	(767,329)
Financial income	1,074,706	833,706	914,677	378,718
Other	462	223	41	20
Total value added to distribute	**10,339,500**	**2,866,211**	**9,146,952**	**1,027,327**
Personnel	**512,254**	**445,779**	**266,753**	**261,757**
Direct compensation	420,387	360,131	209,714	202,076
Benefits	73,713	65,164	39,312	39,529
FGTS (Government Severance Pay Fund)	18,154	20,484	17,727	20,152
Taxes, fees and contribuitions	**2,768,008**	**(702,104)**	**2,564,227**	**(136,787)**
Federal	1,383,394	(1,437,899)	1,204,494	(860,735)
State	1,345,641	711,377	1,345,641	711,377
Municipal	38,973	24,418	14,092	12,571
Remuneration on third parties' capital	**4,645,487**	**7,181,487**	**3,821,761**	**4,551,372**
Financial expenses	4,526,959	7,084,214	3,742,301	4,475,530
Rentals	118,528	97,273	79,460	75,842
Remuneration on own capital	**2,413,751**	**(4,058,951)**	**2,494,211**	**(3,649,015)**
Profit (loss) for the period	2,494,211	(3,649,015)	2,494,211	(3,649,015)
Non-controlling interest in subsidiaries	(80,460)	(409,936)		
Value added distributed	**10,339,500**	**2,866,211**	**9,146,952**	**1,027,327**

The notes are an integral part of the interim financial statements.

All amounts in thousands, except as otherwise stated

1 Operations

Braskem S.A. ("Parent Company" or Braskem) is a public corporation headquartered in Camaçari, Bahia ("BA"), which, jointly with its subsidiaries ("Company"), is controlled by Novonor S.A., which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively. The Braskem's shares are traded on B3 S.A. Brasil, Bolsa, Balcão ("B3"), under the tickers BRKM3, BRKM5 and BRKM6, and on the New York Stock Exchange ("NYSE") under the ticker BAK.

Braskem also is engaged in the manufacture, sale, import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air and industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy for its own use and use by other companies. Braskem also invests in other companies, either as equity method investees or associates.

The Company has industrial plants in Brazil, the United States, Germany and Mexico. The units produce thermoplastic resins, namely polyethylene ("PE") and polypropylene ("PP"), polyvinyl chloride ("PVC"), as well as basic petrochemicals.

2 Accounting policies

Accounting practices from the prior year were applied consistently in the preparation of this quarterly information.

2.1 Basis of preparation and presentation of the quarterly information

This quarterly information for the three months ended March 31, 2021 have been prepared in accordance with CPC 21(R1) "*Demonstração Intermediária*" as issued by the Brazilian Accounting Pronouncements Committee (CPC) and released by the Brazilian Securities and Exchange Commission (*Comissão de Valores Mobiliários* - CVM), and with IAS 34 "Interim Financial Information" as issued by the International Accounting Standards Board (IASB). It should be read together with the Company's audited financial statements for the year ended December 31, 2020, which include the full set of notes.

In preparing this quarterly information, Management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual resuls may differ from these estimates.

The significant judgments made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

The issue of this quarterly financial information was authorized by the Executive Board on May 05, 2021.

All amounts in thousands, except as otherwise stated

2.1.1 Consolidated and individual quarterly information

All relevant information pertaining exclusively to this quarterly information is presented herein and corresponds to the information used by the Management of the Company.

(a) List of subsidiaries

The quarterly information comprises the Parent Company and the following entities:

		Total and voting interest - %	
	Headquarters	Mar/2021	Dec/2020
Direct and Indirect subsidiaries			
BM Insurance Company Limited ("BM Insurance")	Bermuda	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")	EUA	100.00	100.00
Braskem America, Inc. ("Braskem America")	EUA	100.00	100.00
Braskem Argentina S.A. ("Braskem Argentina")	Argentina	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")	Germany	100.00	100.00
Braskem Finance Limited ("Braskem Finance")	Cayman Islands	100.00	100.00
Braskem Idesa S.A.P.I. ("Braskem Idesa")	Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")	Mexico	75.00	75.00
Braskem Incorporated Limited ("Braskem Inc")	Cayman Islands	100.00	100.00
Braskem India Private Limited ("Braskem India")	Índia	100.00	100.00
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")	Mexico	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")	Mexico	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")	Mexico	100.00	100.00
Braskem Netherlands B.V. ("Braskem Holanda")	Netherlands	100.00	100.00
Braskem Netherlands Finance B.V. ("Braskem Holanda Finance")	Netherlands	100.00	100.00
Braskem Netherlands Inc. B.V. ("Braskem Holanda Inc")	Netherlands	100.00	100.00
Braskem Petroquímica Chile Ltda. ("Braskem Chile")	Chile	100.00	100.00
Cetrel S.A. ("Cetrel")	Brazil	63.70	63.70
Distribuidora de Água Camaçari S.A. ("DAC")	Brazil	63.70	63.70
Lantana Trading Co. Inc. ("Lantana")	Bahamas	100.00	100.00
Specific Purpose Entity ("SPE")			
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")	Brazil	100.00	100.00
Fundo de Investimento Santander Netuno Multimercado Crédito Privado Longo Prazo ("FIM Netuno")	Brazil	100.00	100.00

All amounts in thousands, except as otherwise stated

2.2 Functional and foreign currency

(a) Functional and presentation currency

The functional currency of the Company is the Real (R$). The presentation currency is also Real (R$). All amounts have been rounded to the nearest thousand, unless otherwise indicated.

(b) Functional currency other than Real

The subsidiaries with a functional currency different from that of the Parent Company are listed below:

	Functional currency
Subsidiaries	
Braskem Alemanha	Euro
BM Insurance, Braskem America, Braskem America Finance, Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc. and Braskem México Sofom	U.S.dollar
Braskem Idesa, Braskem Idesa Serviços, Braskem México and Braskem México Serviços	Mexican peso
Braskem Argentina	Argentinean peso
Braskem Chile	Chilenean peso
Braskem India	Rupee

(c) Exchange variation effects

The effects from exchange variation on the Company's transactions are mainly due to the variations in the following currencies:

	End of period rate			Average rate		
	Mar/2021	Dec/2020	Variation	Mar/2021	Mar/2020	Variation
U.S. dollar - Brazilizan real	5.6973	5.1967	9.63%	5.4833	4.4657	22.79%
Euro - Brazilizan real	6.6915	6.3779	4.92%	6.6033	4.9225	34.15%
Mexican peso - Brazilizan real	0.2787	0.2610	6.78%	0.2693	0.2230	20.77%
U.S. dollar - Mexican peso	20.4461	19.9240	2.62%	20.3665	20.0820	1.42%
U.S. dollar - Euro	0.8491	0.8166	3.98%	0.8299	0.9071	-8.51%

2.3 New standards and interpretation not yet effective

A series of new standards came into effect for fiscal years starting after January 1, 2021. The Company did not adopt these standards in the preparation of this quarterly information. The following new or amended standards are not expected to have a significant impact on the Company's parent company and consolidated financial statements:

- Onerous Contracts: costs of fulfilling a contract (amendments to CPC 25/IAS 37).
- Property, Plant and Equipment: revenue before the intended use (amendments to CPC 27/IAS 16).
- Reference to the Conceptual Framework (amendments to CPC 15/IFRS 3).
- Classification of Liabilities as Current or Non-Current (amendments to CPC 26/IAS 1).

- Interest Rate Benchmark Reform – Phase 2 (amendments to CPC48/IFRS 9, CPC 38/IAS 39, CPC 40/IFRS 7, CPC 11/IFRS 4 and CPC 06/IFRS 16)

The changes address issues that might affect financial reporting after the reform of an interbank offered rate (IBORs), including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate. The amendments provide a

All amounts in thousands, except as otherwise stated

practical expedient for certain requirements under CPC 48/IFRS 9, CPC 38/IAS 39, CPC 40/IFRS 7, CPC 11/IFRS 4 and CPC 06/IFRS 16 relating to:
- changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease liabilities; and
- hedge Accounting.

(i) Change in the basis for determining contractual cash flows
The changes require adjustments to the determination of cash flows from financial assets and financial liabilities affected by the interest rate benchmark reform.
On March 31, 2021, the Company has bank loans whose interest rates are based on LIBOR, as disclosed in Note 14, and consequently will be subject to IBOR reform. The Company expects that the benchmark interest rate of these loans will be changed to the Security Overnight Financing Rate (SOFR) by 2023.

(ii) Hedge accounting
The changes provide an exception from the requirements of hedge accounting in the following areas;
- Permit the change in the designation of a hedging relationship to reflect the changes required by the reform.
- When a hedged item in a cash flow hedge is amended to reflect the changes required by the reform, the amount accumulated in the cash flow hedge reserve is deemed to be based on the alternative benchmark interest rate applied to the hedged item.

At March 31, 2021, the Company had cash flow hedges based on LIBOR. The Company expects that indexation of the hedged item and hedging instruments to LIBOR will be replaced by SOFR by the end of 2021. With this replacement, the Company expects to apply the changes relating to hedge accounting. However, there are uncertainties as to how and when the change in benchmarks will occur. The Group does not expect the amounts accumulated in the cash flow hedge reserve to be reclassified immediately to the profit or loss due to the IBOR transition.

(iii) Disclosures
The amendments will require the Company to disclose additional information on the entity's exposure to risks arising from the interest rate benchmark reform and the related risk management activities.

(iv) Transition
The Company is monitoring and evaluating the application of changes during 2021 as the new rate begins to have practical effects.

2.4 Main measures and impacts due to COVID-19

Braskem has been closely monitoring the impacts from the COVID-19 pandemic on its business and surrounding communities. In 2020, Braskem has formed a crisis committee to establish global procedures focusing mainly on the health and safety of people and the continuity of its operations. The main actions taken by the Company are:

(i) Determining that all team members and contractors from the group vulnerable to COVID-19 work remotely until the last phase of return;
(ii) Determining that all team members and contractors not directly related to the safe continuity of operations work remotely until the criteria for the start of flexible measures for a safe return are met;
(iii) Reducing the number of team members and contractors working on its industrial assets, with operations using the smallest possible teams, while considering all rules for ensuring personal safety and maintaining operational reliability;
(iv) Restricting visits by non-routine third parties and suppliers to Braskem's facilities;
(v) Creating agendas jointly with clients and local communities to verify if there are products in its portfolio to help combat the pandemic;
(vi) Creating, implementing and monitoring the indicators of the Plan for Safe Return to Braskem plants and offices.

All amounts in thousands, except as otherwise stated

During 2020, the Company adopted cash-preservation actions to ensure the financial stability and resilience of its business, which include:

- Drawing down a revolving credit facility in the amount of US$1 billion in April 2020, which comes due in 2023. At the end of July, the Company prepaid the facility in full, in an amount corresponding to R$5.5 billion;
- Issue of bonds in the international market by the subsidiary Braskem Holanda, in July 2020, in the amount of US$600 million (R$3.2 billion);
- Reducing fixed costs by approximately 9% compared to the same period of 2019;
- Reducing the investments planned for 2020 from US$721 million (R$3.9 billion) to US$555 million (R$2.8 billion);
- Postponing the payment of social contribution charges in Brazil; and
- Optimizing working capital.

In the first quarter of 2021, the demand for resins and chemicals remained at a strong level and the utilization rate of Brazil's petrochemical plants was 82%, in line with the last quarter of 2020, even with the impact caused by a fast scheduled shutdown at the petrochemical plant located in Rio Grande do Sul.

The utilization rate of European plants was 93%. Given the severe winter on the Gulf Coast that affected petrochemical production in such region, the US utilization rate was 78%, lower than the last quarter of 2020.

Finally, the Mexican utilization rate was 58% due to production based on an experimental business model in January and February. This model became necessary after the unilateral suspension of natural gas transportation by Cenagas at the beginning of December 2020. In early March 2021, after the Braskem Idesa signed a Memorandum of Understanding with PEMEX and Cenagas, the natural gas transportation service was re-established.

The Company also highlights the actions carried out jointly with its clients and partner companies to transform chemicals and plastic resins into items that are essential for combatting COVID-19, which include surgical masks, packaging for liquid and gel alcohol, bleach and 3D printing of bands for protective face shields; donations of LPG (cooking gas) to field hospitals; actions to support the chain of clients and suppliers, particularly small and midsized companies; and donations of hygiene kits and food staples to local communities.

In accordance with the guidance of the Securities and Exchange Commission of Brazil ("CVM"), the Company's Management reviewed the accounting estimates for the realization of assets, including the estimates for losses on trade accounts receivables, inventory impairment loss, deferred tax assets and other assets, or those related to the provision for liabilities in the Quarterly Information given the significant changes in the risks to which the company is exposed (see more information in note 20.6). The review considered events after the reporting period that occurred up to the reporting date of this quarterly information, and no significant effects were identified that should be reflected in the consolidated and parent company quarterly information for the period ended March 31, 2021.

Due to the uncertainties arising from the COVID-19 pandemic with regard to the global economy, it is impossible to accurately predict the adverse impacts on the equity and financial position of the Company and its subsidiaries after the reporting date. With the recovery in demand for resins, the Company has no expectations of additional provisions for impairment testing of its assets in the near future arising from a scenario of demand constraints.

All amounts in thousands, except as otherwise stated

3 Cash and cash equivalents

The accounting policies of cash and cash equivalents as disclosed in the 2020 annual financial statements of the Company, in Note 5.

		Consolidated		Parent Company	
		Mar/2021	Dec/2020	Mar/2021	Dec/2020
Cash					
Domestic market		40,513	111,278	36,315	106,164
Foreign market	(i)	1,454,225	1,835,685		
Cash equivalents:					
Domestic market		6,523,392	8,271,312	6,523,392	8,271,312
Foreign market	(i)	4,475,292	3,644,577	122,700	35
Total		12,493,422	13,862,852	6,682,407	8,377,511

(i) On March 31, 2021, it includes cash of R$316,848 and cash equivalents of R$678,761 (cash of R$284,856 and cash equivalents of R$619,577 on December 31, 2020) of the subsidiary Braskem Idesa, which cannot be used by the other subsidiaries of the Company.

4 Financial investments

The accounting policies of financial investments as disclosed in the 2020 annual financial statements of the Company, in Note 6.

		Consolidated		Parent Company	
		Mar/2021	Dec/2020	Mar/2021	Dec/2020
Amortized cost					
Time deposit investments		76,450	53,941	76,450	53,941
Fair value through profit or loss					
LFT's and LF's	(i)	2,360,123	2,163,042	2,360,123	2,163,042
Restricted funds investments	(ii)	1,342,753	1,338,289	1,327,431	1,322,725
Other		114,453	87,519	620	572
Total		3,893,779	3,642,791	3,764,624	3,540,280
Current assets		3,878,457	3,627,227	3,764,624	3,540,280
Non-current assets		15,322	15,564		
Total		3,893,779	3,642,791	3,764,624	3,540,280

(i) These refer to Brazilian floating-rate government bonds ("LFTs") issued by the Brazilian Federal Government and floating-rate bonds ("LFs") issued by financial institutions. These bonds have original maturity above three months, immediate liquidity in the secondary market and Management expects their realization in the short term.

(ii) Includes the following amounts: R$1,327,431 in restricted funds used in the program for relocation of residents in Alagoas (Note 26.1(i)); and R$15,322 of bank deposits with yields of approximately 100% of the Interbank Deposit Rate ("CDI"), and their use is related to the fulfillment of the contractual obligations of the debentures.

All amounts in thousands, except as otherwise stated

5 Trade accounts receivable

The accounting policies of trade accounts receivable as disclosed in the 2020 annual financial statements of the Company, in Note 7.

The Company's average receivables term is generally 30 days; therefore, the amount of the trade accounts receivable corresponds to their fair value. The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables.

These operations are not entitled to recourse and the risks and benefits over the receivables are substantially transferred, for which reason the trade notes are derecognized. At March 31, 2021, the total amount of the trade accounts receivables negotiated was R$2.1 billion in the Parent Company and Consolidated (R$1.2 billion and R$2 billion, respectively, on December 31, 2020), with interest expense of R$16 million in the Parent Company and Consolidated, recorded under Financial Expenses.

		Consolidated		Parent Company	
	Note	Mar/2021	Dec/2020	Mar/2021	Dec/2020
Customers					
Domestic market					
Third parties		2,439,052	2,304,212	2,368,509	1,756,027
Related parties	7	47,446	20,863	30,552	30,552
		2,486,498	2,325,075	2,399,061	1,786,579
Foreign market					
Third parties		4,544,062	2,603,140	1,299,281	515,003
Related parties	7			578,625	578,625
		4,544,062	2,603,140	1,877,906	1,093,628
Allowance for doubtful accounts	(i)	(166,861)	(173,007)	(144,184)	(144,191)
Total		6,863,699	4,755,208	4,132,783	2,736,016
Current assets		6,843,055	4,731,979	4,116,721	2,717,369
Non-current assets		20,644	23,229	16,062	18,647
Total		6,863,699	4,755,208	4,132,783	2,736,016

(i) The following table shows the Company's expected credit loss for each stage:

			Consolidated		Parent Company	
		Estimated loss percentage	Trade accounts receivable	Allowance for doubtful accounts	Trade accounts receivable	Allowance for doubtful accounts
	Operation risk 1	Minimum risk	4,440,476		2,702,333	
Stage 1	Operation risk 2	Minimum risk	1,543,065		963,161	
(Performing)	Operation risk 3	0.83%	767,037	6,366	431,325	3,580
	Operation risk 4	1.53%	118,224	1,809	38,183	584
			6,868,802	8,175	4,135,002	4,164
Stage 2	Operation risk 1 and 2	Minimum risk	901	225	901	225
(Significant Increase in	Operation risk 3 and 4	30%	3,429	1,033	1,813	544
			4,330	1,258	2,714	769
Stage 3	Operation risk 5	100%	15,186	15,186	11,780	11,780
(No payment performance	Above 180 days	100%	11,009	11,009	7,429	7,429
- Indicative of impairment)	Legal	100%	131,233	131,233	120,042	120,042
			157,428	157,428	139,251	139,251
Total			7,030,560	166,861	4,276,967	144,184

All amounts in thousands, except as otherwise stated

6 Inventories

The accounting policies of inventories as disclosed in the 2020 annual financial statements of the Company, in Note 8.

	Consolidated		Parent company	
	Mar/2021	Dec/2020	Mar/2021	Dec/2020
Finished goods	5,649,443	4,258,561	4,211,434	2,901,524
Raw materials, production inputs and packaging	2,516,954	2,008,510	1,776,409	1,585,296
Maintenance materials	782,884	766,316	329,618	347,914
Advances to suppliers	641,900	69,965	180,270	59,705
Imports in transit	2,386,290	1,298,334	2,386,241	1,297,984
Total	11,977,471	8,401,686	8,883,972	6,192,423
Current assets	11,939,115	8,383,650	8,883,972	6,191,167
Non-current assets	38,356	18,036	-	1,256
Total	11,977,471	8,401,686	8,883,972	6,192,423

All amounts in thousands, except as otherwise stated

7 Related parties

The information concerning related parties as disclosed in the 2020 annual financial statements of the Company, in Note 9.

(a) Consolidated

								Consolidated
	Balances at March 31, 2021				Balances at December 31, 2020			
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
Balance sheet	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Assets								
Current								
Trade accounts receivable		10,005	37,441	47,446		6,354	14,509	20,863
Inventories		52,957		52,957		35,998		35,998
Dividends and interest on capital			165	165			165	165
Total assets		**62,962**	**37,606**	**100,568**		**42,352**	**14,674**	**57,026**
Liabilities								
Current								
Trade payables	28,762	1,227,232	215	1,256,209	33,100	601,203	9,641	643,944
Other payables		44	116	160		478	119	597
Non-current								
Loan to non-controlling shareholders of Braskem Idesa			3,600,276	3,600,276			3,222,493	3,222,493
Total liabilities	**28,762**	**1,227,276**	**3,600,607**	**4,856,645**	**33,100**	**601,681**	**3,232,253**	**3,867,034**

	Three-month period ended March 31, 2021				Three-month period ended March 31, 2020			
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Transactions								
Sales of products		41,779	108,438	150,217		104,118	124,251	228,369
Purchases of raw materials, finished goods services and utilities	(45,563)	(4,294,569)		(4,340,132)	(29,383)	(4,597,334)	(11,978)	(4,638,695)
Financial income (expenses), net	(79)	(8,087)	(67)	(8,233)	(200)	(38)	(10)	(248)
Other income (expenses)								
General and administrative expenses								
Post-employment benefits plan ("EPE")								
Private pension ("Vexty")			(9,199)	(9,199)			(9,044)	(9,044)

All amounts in thousands, except as otherwise stated

(b) Parent Company

											Balances at March 31, 2021
	Associates companies, Jointly-controlled investment and Associates companies							Related companies		SPE	
Balance sheet	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Assets											
Current											
Cash and equivalents										1,246,136	1,246,136
Financial investments										3,687,554	3,687,554
Trade accounts receivable		1,105,632		5,789	87,685	21,551		10,005	37,441		1,268,103
Inventories								52,957			52,957
Dividends and interest on capital						4,298			165		4,463
Other receivables - Related parties											
Other receivables		1,384		86	7	1,093					2,570
Non-current											
Other receivables - Related parties											
Loan agreements						1,517					1,517
Total assets		**1,107,016**		**5,875**	**87,692**	**28,459**		**62,962**	**37,606**	**4,933,690**	**6,263,300**
Liabilities											
Current											
Trade payables		10,161,091		3,166		16,813	28,762	1,227,232	215		11,437,279
Accounts payable to related parties											
Advance to export	75,464		505,639	6,684							587,787
Other payables		51,963									51,963
Other								44	116		160
Non-current											
Accounts payable to related parties											
Advance to export	6,916,566		30,197,882	472,876							37,587,324
Total liabilities	**6,992,030**	**10,213,054**	**30,703,521**	**482,726**		**16,813**	**28,762**	**1,227,276**	**331**		**49,664,513**

											Three-month period ended March 31, 2021
	Associates companies, Jointly-controlled investment and Associates companies							Related companies		SPE	
Transactions	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Sales of products		1,055,378		9,778	76,845	32,750		41,779	108,438		1,324,968
Purchases of raw materials, finished products services and utilities		(1,817,492)		(1,898)		(38,694)	(45,563)	(4,294,569)			(6,198,216)
Financial income (expenses), net	(844,392)	(740,594)	(3,282,806)	(49,641)	8,092	1,525	(79)	(8,087)	(67)	30,867	(4,885,182)
Other income (expenses)											
General and administrative expenses - Vexty									(8,933)		(8,933)

All amounts in thousands, except as otherwise stated

											Balances at December 31, 2020
	Associates companies, Jointly-controlled investment and Associates companies						Related companies			SPE	
Balance sheet	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Assets											
Current											
Cash and equivalents										3,519,571	3,519,571
Financial investments										3,485,766	3,485,766
Trade accounts receivable		498,199		1,293	79,133	9,689		6,354	14,509		609,177
Inventories								35,998			35,998
Dividends and interest on capital						4,298			165		4,463
Other receivables - Related parties											
Other receivables		318		12,337	6	3,115					15,776
Non-current											
Other receivables - Related parties											
Loan agreements						1,384					1,384
Total assets		**498,517**		**13,630**	**79,139**	**18,486**		**42,352**	**14,674**	**7,005,337**	**7,672,135**
Liabilities											
Current											
Trade payables		8,041,885		613		18,099	33,095	601,203	9,641		8,704,536
Accounts payable to related parties											
Advance to export	168,275		911,066	14,403							1,093,744
Other payables		107,239									107,239
Other		19						478	119		616
Non-current											
Accounts payable to related parties											
Advance to export	7,312,593		27,025,693	431,326							34,769,612
Total liabilities	**7,480,868**	**8,149,143**	**27,936,759**	**446,342**		**18,099**	**33,095**	**601,681**	**9,760**		**44,675,747**

											Three-month period ended March 31, 2020
	Associates companies, Jointly-controlled investment and Associates companies						Related companies			SPE	
	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Transactions											
Sales of products		700,623		27,527	63,521	31,595		104,118	124,251		1,051,635
Purchases of raw materials, finished products services and utilities		(1,677,867)		(29)		(51,529)	(29,373)	(4,597,334)	(11,978)		(6,368,110)
Financial income (expenses), net		(1,783,100)	(6,612,934)	(101,204)	14,382	(756,797)	(200)	(38)	(10)	39,661	(9,200,240)
Other income (expenses)											
General and administrative expenses - Vexty									(8,796)		(8,796)

All amounts in thousands, except as otherwise stated

(c) New and/or renewed agreements with related companies

In the period ended March 31, 2021, the main transactions with related parties are as follows:

(i) In December 2020, the Company entered into a sale agreement with Petrobras for up to 2 million tons of petrochemical naphtha per year, to be delivered, until December 31, 2025, to Braskem's industrial unit in São Paulo. This agreement is effective from December 23, 2020 to December 31, 2025. In the period, the transactions amounted to R$1,175,077.

(ii) In January 2021, the Company entered into an agreement with Transpetro involving the provision of services to Braskem, namely tanker vessel unloading in the Madre de Deus Waterway Terminal ("TEMADRE"), tank storage, product transportation via the pipeline "ORMADRE" that connects TEMADRE to the Landulfo Alves de Mararipe Refinery ("RLAM"), and the transportation of naphtha via pipeline from TEMADRE to the facilities of the carrier located in the municipality of Camaçari/BA. The duration of the agreement is from February 1, 2021 to December 31, 2025, and the total estimated amount of the agreement is R$203,314. In the period, the transactions amounted to R$4,831.

(iii) In March 2021, the Company executed an amendment to extend the agreement with Petrocoque to acquire steam by Polyethylene units. This amendment, summed to the total amount of the original agreement endorsed in September 2009, amounts to R$433 million and is valid until March 2024. In the period, these acquisitions totaled R$4,740 (R$9,983 on March 31, 2020).

(iv) In March 2021, the Company agreed with Companhia de Gás do Estado do Rio Grande do Sul ("Sulgás") to acquire 200,000 m³/day of natural gas, via local gas distribution pipeline. This agreement is effective from January 22, 2021 to December 31, 2021. The maximum amount of the agreement is R$130,928. In the period, the transactions amounted to R$27,665.

(d) Key management personnel compensation

		Consolidated
Statement of profit or loss transactions	**Mar/2021**	**Mar/2020**
Remuneration		
Short-term benefits	17,735	17,772
Post-employment benefit	253	237
Long term incentive plan	4,326	183
Total	**22,314**	**18,192**

All amounts in thousands, except as otherwise stated

8 Taxes recoverable

The information on taxes recoverable as disclosed in the 2020 annual financial statements of the Company, in Note 10.

		Consolidated		Parent Company	
		Mar/2021	Dec/2020	Mar/2021	Dec/2020
Parent Company and subsidiaries in Brazil					
IPI		679	1,435	679	1,435
Value-added tax on sales and services (ICMS) - normal operations		264,913	293,193	263,997	292,431
ICMS - credits from PP&E		168,338	163,847	168,169	163,678
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations		199	199		
PIS and COFINS - credits from PP&E		380,595	353,928	380,595	353,928
REINTEGRA program		18,945	16,799	18,945	16,799
Federal tax credits	(a)	1,579,780	1,109,122	1,579,780	1,109,122
Other		39,506	40,234	32,395	24,772
Foreign subsidiaries					
Value-added tax ("IVA")		306,972	277,175		
Other		22,978	9,470		
Total		2,782,905	2,265,402	2,444,560	1,962,165
Current assets		1,722,915	1,192,665	1,639,608	1,148,263
Non-current assets		1,059,990	1,072,737	804,952	813,902
Total		2,782,905	2,265,402	2,444,560	1,962,165

(a) Federal tax credits

The main tax credit refers to the exclusion of ICMS from the PIS/COFINS calculation basis. The oldest period retroactive to 1991. During the first quarter of 2021, the final and unappealable decisions of proceedings originally filed by merged companies were certified.

The Company assessed the effects of such decisions and the total of R$1,231,548 (R$438,044 in 2020) was recognized related to PIS and COFINS taxes overpaid, with R$557,897 recorded under "Other operating income (expenses)" and R$673,651 under Financial income. The balance on March 31, 2021 is R$1,473,221, recorded under current assets.

The Company has other lawsuits related to other acquired companies discussing the same tax matter, for which there was no final judgment (Note 22.4).

All amounts in thousands, except as otherwise stated

9 Investments

The information related to investments as disclosed in the 2020 annual financial statements of the Company, in Note 11.

(a) Information on investments

	Interest in total and voting capital (%)	Adjusted net profit (loss) for the period		Adjusted equity	
	Direct and indirect	Mar/2021	Mar/2020	Mar/2021	Dec/2020
Subsidiaries					
BM Insurance	100.00	(2,053)	2,672	7,966	9,170
Braskem Alemanha	100.00	888,125	135,922	9,187,514	7,558,684
Braskem America	100.00	861,059	124,881	8,630,545	7,054,472
Braskem America Finance	100.00	235	394	(3,226)	(3,114)
Braskem Argentina	100.00	11,246	9,652	94,309	79,809
Braskem Chile	100.00	1,668	1,330	53,949	48,281
Braskem Holanda	100.00	1,855,030	(671,808)	15,161,060	12,102,760
Braskem Holanda Finance	100.00	3,873	1,969	20,944	15,734
Braskem Holanda Inc	100.00	(53)	5	12,070	11,072
Braskem Finance	100.00	(64,792)	(163,570)	(635,399)	(570,606)
Braskem Idesa	75.00	(334,021)	(1,652,259)	(8,079,563)	(7,044,352)
Braskem Idesa Serviços	75.00	(133)	(3,970)	43,954	41,180
Braskem Inc.	100.00	5,718	70,188	21,799	16,081
Braskem Índia	100.00	(513)		1,133	1,520
Braskem México	100.00	5,113	52,994	363,384	335,253
Braskem México Sofom	100.00	1,210	(1,015)	62,546	55,917
Braskem México Serviços	100.00	(1)	(1)	51	49
Cetrel	63.70	8,433	8,618	274,443	266,852
DAC	63.70	6,345	6,147	132,661	126,529
Lantana	100.00	(135)	(314)	(1,531)	(1,396)
Jointly-controlled investment					
RPR	33.20	2,258	(26,249)	38,835	32,217
Associate					
Borealis	20.00	11,363	3,949	172,915	161,363

All amounts in thousands, except as otherwise stated

(b) Changes in investments – Parent Company

	Subsidiaries and jointly-controlled investment			
	Domestic subsidiaries	Foreign subsidiaries	Domestic associate	Total
Balance at December 31, 2020	**180,675**	**17,427,479**	**32,272**	**17,640,426**
Equity of investments				
Effect on profit or loss	5,293	1,926,993	2,310	1,934,596
Adjustment of profit in inventories		(120,405)		(120,405)
Equity valuation adjustments	1,448	(137,794)		(136,346)
Currency translation adjustments		1,869,505		1,869,505
Balance at March 31, 2021	**187,416**	**20,965,778**	**34,582**	**21,187,776**

(c) Equity accounting results

		Parent company
	Mar/2021	Mar/2020
Equity in results of subsidiaries, associate and jointly-controlled	1,814,191	(603,598)
Provision for losses on subsidiaries	(64,922)	(163,872)
Dividends received / other	154	141
	1,749,423	(767,329)

(d) Impact on the consolidation of Braskem Idesa

The Company is presenting the financial information of the subsidiary in which the non-controlling shareholder holds interest, and the material effects on the Company's consolidated statements.

In light of the allegations of undue payments related to the Ethylene XXI project, which were originally published in the media in Mexico and were included in the testimony by the former CEO of PEMEX to the Office of the Attorney General of Mexico ("Allegations"), Braskem S.A., together with Braskem Idesa, in compliance with the standards established by Braskem's Global Compliance System Policy and Braskem Idesa's governance guidelines, approved the hiring of an U.S. law firm with proven experience in similar cases to conduct an independent internal investigation of the Allegations ("Investigation").

The investigation is ongoing. At the moment, the Company cannot estimate the date of it, nor the outcome or impacts, if any, on the quarterly information. No issues that could impact or require additional disclosures to the quarterly information were identified so far. If the Investigation finds evidence to support any of the Allegations, such findings could affect the Company's business, reputation, financial condition, controls and operating results, as well as the liquidity and price of the securities issued by it.

All amounts in thousands, except as otherwise stated

Balance sheet	Consolidated Braskem without the effect of Braskem Idesa consolidated		Braskem Idesa consolidated (i)		Eliminations		Consolidated	
	Mar/2021	Dec/2020	Mar/2021	Dec/2020	Mar/2021	Dec/2020	Mar/2021	Dec/2020
Assets								
Curent								
Cash and cash equivalents	11,497,813	12,958,419	995,609	904,433			12,493,422	13,862,852
Financial investments	3,878,457	3,627,227					3,878,457	3,627,227
Trade accounts receivable	6,396,136	4,386,825	748,934	577,530	(302,015)	(232,376)	6,843,055	4,731,979
Inventories	11,272,338	7,876,485	666,777	507,165			11,939,115	8,383,650
Taxes recoverable	1,709,919	1,144,355	12,996	48,310			1,722,915	1,192,665
Income tax and social contribution	1,855,838	1,547,916					1,855,838	1,547,916
Derivatives	20,274	33,769					20,274	33,769
Other receivables	828,371	688,944	112,866	121,242			941,237	810,186
	37,459,146	**32,263,940**	**2,537,182**	**2,158,680**	**(302,015)**	**(232,376)**	**39,694,313**	**34,190,244**
Non-current								
Financial investments	15,322	15,564					15,322	15,564
Taxes recoverable	805,121	847,399	254,869	225,338			1,059,990	1,072,737
Income tax and social contribution	72,475	72,267					72,475	72,267
Deferred tax	7,231,942	6,658,276	2,250,290	1,871,696			9,482,232	8,529,972
Related parties	10,121,821	9,122,666			(ii) (10,121,821)	(9,122,666)		
Derivatives	288	34,091	7				295	34,091
Judicial deposits	197,115	196,911					197,115	196,911
Other receivables	310,297	251,398	38,981	17,347			349,278	268,745
Investments	47,677	43,153					47,677	43,153
Property, plant and equipment	22,938,469	22,295,803	15,238,565	14,436,012	(iii) (839,134)	(802,666)	37,337,900	35,929,149
Intangible	2,564,677	2,568,869	275,548	259,822			2,840,225	2,828,691
Right of use of assets	2,569,058	2,509,484	404,369	392,911			2,973,427	2,902,395
	46,874,262	**44,615,881**	**18,462,629**	**17,203,126**	**(10,960,955)**	**(9,925,332)**	**54,375,936**	**51,893,675**
Total assets	**84,333,408**	**76,879,821**	**20,999,811**	**19,361,806**	**(11,262,970)**	**(10,157,708)**	**94,070,249**	**86,083,919**
Liabilities and shareholders' equity								
Current								
Trade payables	13,443,549	9,753,762	563,822	424,929	(302,015)	(232,376)	13,705,356	9,946,315
Borrowings	1,070,154	1,318,931					1,070,154	1,318,931
Debentures	55,525	54,436					55,525	54,436
Braskem Idesa Borrowings			8,275,858	7,660,128			8,275,858	7,660,128
Payroll and related charges	486,151	776,134	29,488	38,432			515,639	814,566
Taxes payable	1,079,520	927,039	25,422	25,650			1,104,942	952,689
Income tax and social contribution	1,050,613	284,129					1,050,613	284,129
Lease	963,890	821,695	80,982	73,414			1,044,872	895,109
Provision - geological event in Alagoas	4,228,652	4,349,931					4,228,652	4,349,931
Other payables	2,177,179	1,947,569	199,376	163,371			2,376,555	2,110,940
	24,555,233	**20,233,626**	**9,174,948**	**8,385,924**	**(302,015)**	**(232,376)**	**33,428,166**	**28,387,174**
Non-current								
Loan agreements	40,894,782	40,413,192					40,894,782	40,413,192
Braskem Idesa Borrowings			4,871,657	4,399,110			4,871,657	4,399,110
Debentures	171,326	181,679					171,326	181,679
Accounts payable to related parties			10,202,177	9,140,064	(ii) (10,202,177)	(9,140,064)		
Loan to non-controlling shareholders of Braskem Idesa			(v) 3,600,276	3,222,493			3,600,276	3,222,493
Income tax and social contribution	576,174	576,174					576,174	576,174
Deferred income tax and social contribution	1,335,926	1,234,398					1,335,926	1,234,398
Provision for losses on subsidiaries	6,059,655	5,283,264			(iv) (6,059,655)	(5,283,264)		
Lease	1,950,134	1,962,235	377,407	350,542			2,327,541	2,312,777
Provision - geological event in Alagoas	4,225,145	4,825,846					4,225,145	4,825,846
Other payables	4,035,187	4,274,837	94,130	122,757			4,129,317	4,397,594
	59,248,329	**58,751,625**	**19,145,647**	**17,234,966**	**(16,261,832)**	**(14,423,328)**	**62,132,144**	**61,563,263**
Shareholders' equity								
Attributable to the Company's shareholders	430,211	(2,202,306)	(7,320,784)	(6,259,084)	7,320,784	6,259,084	430,211	(2,202,306)
Non-controlling interest in subsidiaries	99,635	96,876			(2,019,907)	(1,761,088)	(1,920,272)	(1,664,212)
	529,846	**(2,105,430)**	**(7,320,784)**	**(6,259,084)**	**5,300,877**	**4,497,996**	**(1,490,061)**	**(3,866,518)**
Total liabilities and shareholders' equity	**84,333,408**	**76,879,821**	**20,999,811**	**19,361,806**	**(11,262,970)**	**(10,157,708)**	**94,070,249**	**86,083,919**

(i) Consolidation of Braskem Idesa with its direct subsidiary Braskem Idesa Serviços.

(ii) Loan from Braskem Holanda as part of shareholders' contribution to the Braskem Idesa project.

(iii) Adjustment corresponding to the capitalization of a portion of financial charges of the abovementioned loan.

(iv) Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.

(v) Loan payable, maturing December 2029 and 7% p.a., to the non-controlling shareholders of Braskem Idesa. These proceeds were used by Braskem Idesa to fund its construction project.

All amounts in thousands, except as otherwise stated

Statement of profit or loss

	Consolidated Braskem Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated	
	Mar/2021	Mar/2020	Mar/2021	Mar/2020	Mar/2021	Mar/2020	Mar/2021	Mar/2020
Net revenue	**21,914,918**	**12,072,584**	**1,066,610**	**769,516**	**(289,360)**	**(217,455)**	**22,692,168**	**12,624,645**
Cost of products sold	(15,128,634)	(11,056,692)	(632,229)	(626,433)	306,665	231,828	(15,454,198)	(11,451,297)
	6,786,284	**1,015,892**	**434,381**	**143,083**	**17,305**	**14,373**	**7,237,970**	**1,173,348**
Income (expenses)								
Selling and distribution	(414,746)	(381,185)	(57,363)	(58,667)			(472,109)	(439,852)
(Loss) reversals for impairment of trade accounts receivable	1,740	(2,935)	(178)	(685)			1,562	(3,620)
General and administrative	(468,848)	(418,400)	(50,424)	(46,136)	42	33	(519,230)	(464,503)
Research and development	(62,173)	(55,486)					(62,173)	(55,486)
Results from equity investments	(248,129)	(1,246,973)			250,499	1,239,195	2,370	(7,778)
Other income	639,611	175,273	141	31,567			639,752	206,840
Other expenses	(48,078)	(27,975)	(40,184)	(4,052)			(88,262)	(32,027)
	6,185,661	**(941,789)**	**286,373**	**65,110**	**267,846**	**1,253,601**	**6,739,880**	**376,922**
Financial results								
Financial expenses	(1,429,087)	(975,463)	(377,718)	(345,666)	115,666	95,287	(1,691,139)	(1,225,842)
Financial income	1,029,438	244,163	4,831	46,618	(115,666)	(95,287)	918,603	195,494
Exchange rate variations, net	(2,272,618)	(3,080,917)	(479,331)	(2,177,760)	61,137	35,147	(2,690,812)	(5,223,530)
	(2,672,267)	**(3,812,217)**	**(852,218)**	**(2,476,808)**	**61,137**	**35,147**	**(3,463,348)**	**(6,253,878)**
Profit (loss) before income tax and social contribution	**3,513,394**	**(4,754,006)**	**(565,845)**	**(2,411,698)**	**328,983**	**1,288,748**	**3,276,532**	**(5,876,956)**
IR and CSL - current and deferred	(1,016,119)	1,108,120	153,338	709,885			(862,781)	1,818,005
	(1,016,119)	**1,108,120**	**153,338**	**709,885**			**(862,781)**	**1,818,005**
Net profit (loss) for the year	**2,497,275**	**(3,645,886)**	**(412,507)**	**(1,701,813)**	**328,983**	**1,288,748**	**2,413,751**	**(4,058,951)**

All amounts in thousands, except as otherwise stated

Statement of cash flows	Consolidated Braskem Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated	
	Mar/2021	Mar/2020	Mar/2021	Mar/2020	Mar/2021	Mar/2020	Mar/2021	Mar/2020
Profit (loss) before income tax and social contribution	3,513,394	(4,754,006)	(565,845)	(2,411,698)	328,983	1,288,748	3,276,532	(5,876,956)
Adjustments for reconciliation of profit (loss)								
Depreciation and amortization	759,904	724,584	189,065	263,311	(17,347)	(14,406)	931,622	973,489
Results from equity investments	248,129	1,246,973			(250,499)	(1,239,195)	(2,370)	7,778
Interest and monetary and exchange variations, net	2,670,980	5,616,413	843,005	2,113,806	(61,137)	(35,147)	3,452,848	7,695,072
Reversal of provisions	56,510	(4,590)					56,510	(4,590)
Provision - geological event in Alagoas	(139,155)	(55,393)					(139,155)	(55,393)
PIS and COFINS credits - exclusion of ICMS from the calculation basis	(557,897)						(557,897)	
Loss (reversals) for impairment of trade accounts receivable	(1,666)	3,620	104				(1,562)	3,620
Provision for losses and write-offs of long-lived assets	(8,607)	1,999					(8,607)	1,999
	6,541,592	2,779,600	466,329	(34,581)			7,007,921	2,745,019
Changes in operating working capital								
Other financial assets		3,746,107						3,746,107
Financial investments	(224,147)	(1,455,264)					(224,147)	(1,455,264)
Trade accounts receivable	(1,745,914)	(175,552)	(135,908)	(211,498)	69,639	107,482	(1,812,183)	(279,568)
Inventories	(3,149,318)	305,028	(118,222)	(16,095)			(3,267,540)	288,933
Taxes recoverable	1,043,025	552,050	34,041	(46,239)			1,077,066	505,811
Prepaid expenses	6,883	26,980	151,549	50,163			158,432	77,143
Other receivables	(195,116)	124,549	3,961	(29,466)			(191,155)	95,083
Trade payables	2,411,912	(2,884,831)	126,285	53,925	(69,639)	(107,482)	2,468,558	(2,938,388)
Taxes payable	(102,179)	(147,463)	(150,417)	(50,588)			(252,596)	(198,051)
Advances from customers	33,401	351,297	6,365	(4,081)			39,766	347,216
Leniency agreement	(302,640)	(257,256)					(302,640)	(257,256)
Sundry provisions	(118,301)	(61,235)	23,400	(14,325)			(94,901)	(75,560)
Other payables	(854,916)	(529,409)	1,228	664,441			(853,688)	135,032
Cash generated from operations	**3,344,282**	**2,374,601**	**408,611**	**361,656**			**3,752,893**	**2,736,257**
Interest paid	(1,042,782)	(466,705)	(87,847)	(99,824)			(1,130,629)	(566,529)
Income tax and social contribution paid	(314,714)	(26,359)	(3,757)	(1,952)			(318,471)	(28,311)
Net cash generated by operating activities	**1,986,786**	**1,881,537**	**317,007**	**259,880**			**2,303,793**	**2,141,417**
Proceeds from the sale of fixed assets and intangible assets	15,169	3,003					15,169	3,003
Acquisitions to property, plant and equipment and intangible assets	(458,553)	(879,845)	(31,690)	(25,418)			(490,243)	(905,263)
Net cash used in investing activities	**(443,384)**	**(876,842)**	**(31,690)**	**(25,418)**			**(475,074)**	**(902,260)**
Short-term and long-term debt								
Acquired		1,929,938						1,929,938
Payments	(3,211,015)	(524,990)					(3,211,015)	(524,990)
Braskem Idesa borrowings								
Payments			(238,617)	(167,898)			(238,617)	(167,898)
Lease	(182,313)	(160,652)	(14,572)	(6,739)			(196,885)	(167,391)
Dividends paid	(5)	(37)					(5)	(37)
Other financial liabilities		(133,614)						(133,614)
Cash generated (used) in financing activities	**(3,393,333)**	**1,110,645**	**(253,189)**	**(174,637)**			**(3,646,522)**	**936,008**
Exchange variation on cash of foreign subsidiaries	389,325	1,027,410	59,048	49,425			448,373	1,076,835
Increase in cash and cash equivalents	**(1,460,606)**	**3,142,750**	**91,176**	**109,250**			**(1,369,430)**	**3,252,000**
Represented by								
Cash and cash equivalents at the beginning for the period	12,958,419	5,786,645	904,433	1,017,235			13,862,852	6,803,880
Cash and cash equivalents at the end for the period	11,497,813	8,929,395	995,609	1,126,485			12,493,422	10,055,880
Increase in cash and cash equivalents	**(1,460,606)**	**3,142,750**	**91,176**	**109,250**			**(1,369,430)**	**3,252,000**

All amounts in thousands, except as otherwise stated

10 Property, plant and equipment

The accounting policies of property, plant and equipment as disclosed in the 2020 annual financial statements of the Company, in Note 12.

						Consolidated
			Mar/2021			Dec/2020
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	708,578		708,578	683,031		683,031
Buildings and improvements	8,725,897	(3,335,874)	5,390,023	8,281,424	(3,159,185)	5,122,239
Machinery, equipment and installations	54,506,477	(29,336,329)	25,170,148	53,401,832	(28,268,867)	25,132,965
Projects and stoppage in progress	5,559,301		5,559,301	4,389,105		4,389,105
Other	2,002,897	(1,493,047)	509,850	2,038,666	(1,436,857)	601,809
Total	**71,503,150**	**(34,165,250)**	**37,337,900**	**68,794,058**	**(32,864,909)**	**35,929,149**

						Parent company
			Mar/2021			Dec/2020
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	356,758		356,758	356,758		356,758
Buildings and improvements	1,937,057	(1,249,154)	687,903	1,936,047	(1,234,081)	701,966
Machinery, equipment and installations	32,187,037	(22,890,207)	9,296,830	32,700,676	(22,516,200)	10,184,476
Projects and stoppage in progress	4,175,733		4,175,733	3,215,673		3,215,673
Other	1,361,925	(1,065,481)	296,444	1,367,034	(1,043,436)	323,598
Total	**40,018,510**	**(25,204,842)**	**14,813,668**	**39,576,188**	**(24,793,717)**	**14,782,471**

Capitalized charges in the three-month period ended March 31, 2021 was R$35,707 in Consolidated and R$25,493 in Parent Company (for the period ended March 31, 2020 was R$68,659 in Consolidated and R$23,522 in the Parent Company).

At March 31, 2021, the acquisition of property, plant and equipment with payment installments is R$179,949 in the Consolidated and R$153,281 in the Parent Company (at December 31, 2020, R$160,877 in the Consolidated and R$122,508 in the Parent Company).

Based on Management's assessment, there were no indicators that the carrying amount exceed its recoverable amount on March 31, 2021.

All amounts in thousands, except as otherwise stated

11 Intangible assets

The accounting policies of intangible assets as disclosed in the 2020 annual financial statements of the Company, in Note 13.

						Consolidated
			Mar/2021			Dec/2020
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill based on future profitability	3,187,678	(1,128,804)	2,058,874	3,187,678	(1,128,804)	2,058,874
Trademarks and patents	517,278	(219,778)	297,500	499,515	(214,455)	285,060
Software and use rights	1,042,335	(710,693)	331,642	1,010,201	(683,157)	327,044
Contracts with customers and suppliers	392,246	(240,037)	152,209	392,246	(234,533)	157,713
Total	**5,139,537**	**(2,299,312)**	**2,840,225**	**5,089,640**	**(2,260,949)**	**2,828,691**

						Parent company
			Mar/2021			Dec/2020
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill based on future profitability	3,187,678	(1,128,805)	2,058,873	3,187,678	(1,128,805)	2,058,873
Trademarks and patents	251,118	(179,423)	71,695	251,118	(178,247)	72,871
Software and use rights	747,859	(518,628)	229,231	737,271	(509,782)	227,489
Contracts with customers and suppliers	392,181	(240,037)	152,144	392,181	(234,533)	157,648
Total	**4,578,836**	**(2,066,893)**	**2,511,943**	**4,568,248**	**(2,051,367)**	**2,516,881**

The amortization in the three-month period ended March 31, 2021 was R$38,301 in Consolidated and R$15,526 in the Parent Company (for the period ended March 31, 2020 was R$17,077 in Consolidated and R$11,311 in the Parent Company).

12 Right-of-use assets and lease liability

The accounting policies of right-of-use assets and lease liability as disclosed in the 2020 annual financial statements of the Company, in Note 14.

(a) Right-of-use assets

						Consolidated
			Mar/2021			Dec/2020
	Cost	Depreciation	Net	Cost	Depreciation	Net
Buildings and constructions	384,458	(99,660)	284,798	343,042	(83,146)	259,896
Computer equipment and goods	23,685	(8,090)	15,595	23,492	(6,793)	16,699
Machinery and equipment	1,032,906	(330,768)	702,138	1,043,172	(293,444)	749,728
Ships	1,347,262	(451,421)	895,841	1,230,602	(395,754)	834,848
Rail cars	1,519,829	(474,783)	1,045,046	1,399,318	(391,982)	1,007,336
Vehicles	60,455	(30,446)	30,009	59,515	(25,627)	33,888
Total	**4,368,595**	**(1,395,168)**	**2,973,427**	**4,099,141**	**(1,196,746)**	**2,902,395**

All amounts in thousands, except as otherwise stated

						Parent company
			Mar/2021			Dec/2020
	Cost	Depreciation	Net	Cost	Depreciation	Net
Buildings and constructions	145,873	(49,608)	96,265	135,015	(41,135)	93,880
Computer equipment and goods	20,988	(7,032)	13,956	20,988	(5,886)	15,102
Machinery and equipment	1,009,943	(319,077)	690,866	1,022,007	(283,663)	738,344
Ships	930,475	(322,890)	607,585	982,816	(320,137)	662,679
Vehicles	48,428	(21,867)	26,561	48,845	(18,644)	30,201
Total	**2,155,707**	**(720,474)**	**1,435,233**	**2,209,671**	**(669,465)**	**1,540,206**

(b) Lease liability

		Mar/2021
	Consolidated	Parent Company
Balance at December 31, 2020	**3,207,886**	**1,782,380**
Acquired	174,304	19,646
Interests and monetary and exchange variations, net	118,229	84,233
Currancy translation adjustments	124,528	
Payments	(196,885)	(109,867)
Interest paid	(55,649)	(33,514)
Balance at March 31, 2021	**3,372,413**	**1,742,878**
Current liability	1,044,872	541,015
Non-current liability	2,327,541	1,201,863
Total	**3,372,413**	**1,742,878**

(c) Non-cash transactions

The net effect of additions/acquired and disposals of leasing that does not affect the cash flow in the period ended March 31, 2021 is R$174,304 in the Consolidated (R$159,568 in the period ended March 31, 2020) and R$19,646 in the Parent Company (R$145,307 in the period ended March 31, 2020).

All amounts in thousands, except as otherwise stated

13 Trade account payables

		Consolidated		Parent company	
	Note	Mar/2021	Dec/2020	Mar/2021	Dec/2020
Trade payables:					
Domestic market					
Third parties		1,139,090	1,077,679	1,131,211	1,061,812
Third parties (forfait)	(i)	254,910	239,512	254,910	239,512
Related parties	7	101,365	97,900	127,798	115,994
Related parties (forfait)	(i)	1,145,224	546,044	1,145,224	546,044
Foreign market	(ii)				
Third parties		11,110,175	8,023,032	367,648	399,666
Related parties	7			10,164,257	8,042,498
Present value adjustment - foreign market	(iii)	(29,238)	(30,619)	(28,724)	(37,223)
		13,721,526	**9,953,548**	**13,162,324**	**10,368,303**
Current liabilities		13,705,356	9,946,315	13,146,154	10,361,070
Non-current liabilities		16,170	7,233	16,170	7,233
Total		**13,721,526**	**9,953,548**	**13,162,324**	**10,368,303**

(i) The Company has payment agreements with financial institutions that allow certain suppliers to opt for granting their receivables from the Company upon accepting of financial institutions by acquiring or not the related receivables, without the Company's interference. The grant operation does not imply any change in the instruments issued by suppliers, with the same conditions of the original amount and the payment term maintained.

(ii) Considers R$7 billion (R$4.7 billion in 2020) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries.

(iii) The rate for calculating the Present Value Adjustment (PVA) applied to the external market payments with terms equal to or longer than 90 days is calculated based on the average rate for lengthening the term of trade payables.

All amounts in thousands, except as otherwise stated

14 Borrowings

The information on borrowings as disclosed in the 2020 annual financial statements of the Company, in Note 16.

(a) Borrowings

	Annual financial charges	Consolidated Mar/2021	Dec/2020
Foreign currency			
Bonds	Note 16 (c)	34,717,762	34,963,651
Export prepayment	US dollar exchange variation + semiannual Libor + interest between 1.61 and 1.75	2,370,084	2,207,762
Investments	US dollar exchange variation + semiannual Libor + 0.65	1,095,023	996,531
Other	US dollar exchange variation + semiannual Libor + interest between -1.00 and 1.65	3,023,624	2,755,200
Transactions costs		(716,756)	(688,814)
		40,489,737	**40,234,330**
Current liabilities		969,092	1,206,084
Non-current liabilities		39,520,645	39,028,246
Total		**40,489,737**	**40,234,330**
Local currency			
Export credit notes	100.00 of CDI + 0.70	400,209	402,739
Commercial notes	100.00 of CDI + 0.85	548,943	545,171
BNDES	4.00		1,538
BNDES	IPCA + 6.04	471,532	490,963
FINEP/FINISA	3.58	23,124	26,154
BNB-FNE (Fundo Constitucional de Financiamentos do Nordeste)	IPCA + interest between 2.39 and 2.78	5,270	5,639
Fundo de Desenvolvimento do Nordeste (FDNE)	6.50	27,622	27,196
Transactions costs		(1,501)	(1,607)
		1,475,199	**1,497,793**
Current liabilities		101,062	112,847
Non-current liabilities		1,374,137	1,384,946
Total		**1,475,199**	**1,497,793**
Foreign currency and local currency			
Current liabilities		1,070,154	1,318,931
Non-current liabilities		40,894,782	40,413,192
Total		**41,964,936**	**41,732,123**

	Parent company Mar/2021	Dec/2020
Foreign currency		
Current liabilities	147,223	63,711
Non-current liabilities	3,086,539	2,841,306
	3,233,762	**2,905,017**
Local currency		
Current liabilities	98,358	110,018
Non-current liabilities	1,368,430	1,378,733
	1,466,788	**1,488,751**
Foreign currency and local currency		
Current liabilities	245,581	173,729
Non-current liabilities	4,454,969	4,220,039
Total	**4,700,550**	**4,393,768**

(i) At March 31, 2021, the Company complies with the financial covenants.

All amounts in thousands, except as otherwise stated

(b) Payment schedule

The maturity profile of the long-term amounts is as follows:

	Consolidated	
	Mar/2021	Dec/2020
2022	2,075,220	2,086,460
2023	1,928,693	1,824,477
2024	5,941,891	5,653,432
2025	1,224,728	1,121,748
2026	631,097	580,062
2027	559,832	514,819
2028	7,654,692	6,986,264
2029	233,801	217,418
2030	8,712,559	7,951,181
2031 and thereafter	11,932,269	13,477,331
Total	**40,894,782**	**40,413,192**

(c) Bonds

Issue date		Issue amount US$	Balance 2020 US$	Maturity	Interest (% per year)	Mar/2021	Dec/2020
Oct-2010	(i)	450,000	-	no maturity date	7.38		1,299,175
Jul-2011		500,000	500.000	Jul-2041	7.13	2,886,988	2,679,603
Feb-2012	(ii)	250,000	-	no maturity date	7.38		1,299,175
May-2012		500,000	271.637	May-2022	5.38	1,581,552	1,500,304
Jul-2012		250,000	250.000	Jul-2041	7.13	1,443,494	1,339,801
Feb-2014		500,000	466.239	Feb-2024	6.45	2,683,907	2,667,250
May-2014		250,000	250.000	Feb-2024	6.45	1,439,126	1,333,625
Oct-2017		500,000	187.640	Jan-2023	3.50	1,077,356	1,034,179
Oct-2017		1,250,000	1,250.000	Jan-2028	4.50	7,192,841	6,633,913
Nov-2019		1,500,000	1,500.000	Jan-2030	4.50	8,610,045	7,941,207
Nov-2019		750,000	750.000	Jan-2050	5.88	4,314,814	3,992,933
Jul-2020	(iii)	600,000	600.000	jan-2081	8.50	3,487,639	3,242,486
Total		**7,300,000**	**6,025,516**			**34,717,762**	**34,963,651**

(i) The remaining balance of US$250 million was settled in March 2021.
(ii) The amount of US$250 million was settled in March 2021.
(iii) According to the specific methodology applied by some rating agencies, the liability is classified as a hybrid capital instrument. Therefore, 50% of the amount raised is not included in the calculation of leverage ratios under this methodology.

(d) Guarantees

Braskem has given collaterals for part of its borrowings as follows:

Loans	Maturity	Total debt 2021	Total guaranteed	Guarantees
FINEP	Jul-2024	19,974	19,974	Bank surety
FINISA	Dec-2023	3,150	3,150	Bank surety
BNB-FNE	Jun-2027	5,270	5,270	Bank surety and pledge of reserve liquidity fund.
Total		**28,394**	**28,394**	

All amounts in thousands, except as otherwise stated

15 Braskem Idesa Financing

The information on Braskem Idesa borrowings as disclosed in the 2020 annual financial statements of the Company, in Note 17.

Identification	Principal amount US$	Balance 2021 US$	Maturity	Charges (% per year)	Consolidated Mar/2021	Consolidated Dec/2020
Project finance						
Project finance I	700,000	450,395	Feb-2027	Us dollar exchange variation + quarterly Libor + 3.25	2,596,808	2,444,515
Project finance II	210,000	126,900	Feb-2027	Us dollar exchange variation + 6.17	734,099	690,311
Project finance III	600,000	397,539	Feb-2029	Us dollar exchange variation + 4.33	2,294,413	2,145,326
Project finance IV	660,000	449,237	Feb-2029	Us dollar exchange variation + quarterly Libor + 3.88	2,592,018	2,419,920
Total under current liabilities	2,170,000	1,424,071			8,217,338	7,700,072
Bond	900,000	900,000	nov-2029	Us dollar exchange variation + 7.45	5,312,666	4,729,587
Transactions costs					(382,489)	(370,421)
Total					13,147,515	12,059,238
Current liabilities					8,275,858	7,660,128
Non-current liabilities					4,871,657	4,399,110
Total					13,147,515	12,059,238

(i) Partial prepayment of US$10,630.
(ii) Partial prepayment of US$9,111.
(iii) Partial prepayment of US$13,212.

In line with the Company's Financial Policy, the investment in the Braskem Idesa petrochemical complex was financed under a Project Finance model, under which the construction loan is paid exclusively using the cash generated by the Braskem Idesa itself and the shareholders provide limited guarantees. This financing includes the guarantees typical to Project Finance transactions, such as assets, receivables, cash generation and other rights of Braskem Idesa. The financing also contains various other covenants typical to contracts of this kind.

At March 31, 2021, certain non-monetary obligation established in the contracts remained unfulfilled. As a result, the entire balance of non-current liabilities, in the amount of R$7,063,551, was reclassified to current liabilities, in accordance with CPC 26(R1) "*Apresentação das Demonstrações Contábeis*" and IAS 1 "Presentation of Financial Statements".

In accordance with the aforementioned accounting standards, reclassification is required in situations in which the breach of certain contractual obligations entitles creditors to request from Braskem Idesa the prepayment of obligations in the short term. In this context, note that none of the creditors requested said prepayment of obligations and that Braskem Idesa has been settling its debt service obligations in accordance with their original maturity schedule.

Furthermore, Braskem Idesa has been negotiating the approval of such breaches with its creditors to reclassify the entire amount reclassified from current liabilities back to non-current liabilities.

The following amortization schedule presents the long-term maturities, considering the contractual obligations mentioned above, as well as the original maturities.

All amounts in thousands, except as otherwise stated

	With breach of contratual obligations		Original Long-Term Maturities	
	Mar/2021	Dec/2020	Mar/2021	Dec/2020
2022			862,724	907,343
2023			1,278,318	1,157,584
2024			1,400,703	1,268,619
2025			1,264,695	1,145,377
2026			1,065,034	964,410
2027			474,192	428,750
2028			370,498	334,753
2029	4,871,657	4,399,110	5,219,044	4,730,920
Total	**4,871,657**	**4,399,110**	**11,935,208**	**10,937,756**

16 Debentures

The information related to debentures as disclosed in the 2020 annual financial statements of the Company, in Note 18. The debentures were issued by the subsidiaries Cetrel and DAC.

					Consolidated	
Issue date	**Issuer**	**Series**	**Maturity**	**Annual financial charges (%)**	**Mar/2021**	**Dec/2020**
Mar-2013	DAC	Single	Mar-2025	IPCA + 6%	170,947	177,009
Sep-2013	Cetrel	Single	Sep-2025	126.5% of CDI	55,904	59,106
					226,851	**236,115**
Current liabilities					55,525	54,436
Non-current liabilities					171,326	181,679
Total					**226,851**	**236,115**

(a) Payment schedule

The maturity profile of the long-term debentures is as follows:

	Consolidated	
	Mar/2021	Dec/2020
2022	40,830	53,406
2023	54,404	53,417
2024	54,431	53,443
2025	21,661	21,413
Total	**171,326**	**181,679**

(b) Guarantees

The issuers entered into agreements for the fiduciary sale of credit rights, in which attached accounts are maintained to cover debt service for the three months of the installments coming due, under the terms of the instruments of assignment.

All amounts in thousands, except as otherwise stated

17 Reconciliation of borrowing activities in the statement of cash flow

							Consolidated
							Current and non-current
	Borrowings, debentures and Braskem Idesa financing						
	Borrowings	Debentures	Total borrowings and debentures	Braskem Idesa financing	Loan to non-controlling shareholders of Braskem Idesa	Lease	Dividends
Balance at December 31, 2020	**41,732,123**	**236,115**	**41,968,238**	**12,059,238**	**3,222,493**	**3,207,886**	**5,456**
Payments	(3,201,240)	(9,775)	(3,211,015)	(238,617)		(196,885)	(5)
Cash used in financing activities	**(3,201,240)**	**(9,775)**	**(3,211,015)**	**(238,617)**		**(196,885)**	**(5)**
Other changes							
Interest paid	(985,198)	(6,583)	(991,781)	(83,199)		(55,649)	
Interest and monetary and exchange variations, net	1,642,702	7,094	1,649,796	580,883	138,598	118,229	
VAT on loan					29,601		
Acquired						174,304	
Currency translation adjustments	2,776,549		2,776,549	829,210	209,584	124,528	
	3,434,053	**511**	**3,434,564**	**1,326,894**	**377,783**	**361,412**	
Balance at March 31, 2021	**41,964,936**	**226,851**	**42,191,787**	**13,147,515**	**3,600,276**	**3,372,413**	**5,451**

All amounts in thousands, except as otherwise stated

18 Financial instruments

The accounting policies of financial instruments as disclosed in the 2020 financial statements of the Company, in Note 20.

18.1 Non-derivative financial instruments and other liabilities – consolidated

	Note	Classification by category	Fair value hierarchy	Book value		Fair value	
				Mar/2021	Dec/2020	Mar/2021	Dec/2020
Cash and cash equivalents	3						
Cash and banks		Amortized cost		1,494,738	1,946,963	1,494,738	1,946,963
Financial investments in Brazil		Fair value through profit or loss	Level 2	6,523,392	8,271,312	6,523,392	8,271,312
Financial investments abroad		Fair value through profit or loss	Level 2	4,475,292	3,644,577	4,475,292	3,644,577
				12,493,422	**13,862,852**	**12,493,422**	**13,862,852**
Financial investments	4						
LFT's and LF's		Fair value through profit or loss	Level 2	2,360,123	2,163,042	2,360,123	2,163,042
Time deposit investments		Amortized cost		76,450	53,941	76,450	53,941
Other		Fair value through profit or loss	Level 2	1,457,206	1,425,808	1,457,206	1,425,808
				3,893,779	**3,642,791**	**3,893,779**	**3,642,791**
Trade accounts receivable	5	Amortized cost		**6,785,077**	**4,677,092**	**6,785,077**	**4,677,092**
Trade accounts receivable	5	Fair value through other comprehensive income	Level 2	**78,622**	**78,116**	**78,622**	**78,116**
Trade payables	13	Amortized cost		**13,721,526**	**9,953,548**	**13,721,526**	**9,953,548**
Borrowings	14	Amortized cost					
Foreign currency - Bond			Level 1	34,717,762	34,963,651	36,515,025	37,155,060
Foreign currency - other borrowings			Level 2	6,488,731	5,959,493	7,133,479	6,371,070
Local currency			Level 2	1,476,700	1,499,400	3,891,938	2,591,920
				42,683,193	**42,422,544**	**47,540,442**	**46,118,050**
Braskem Idesa borrowings	15	Amortized cost					
Project Finance			Level 2	8,217,338	7,700,072	12,417,834	11,486,114
Bond			Level 1	5,312,666	4,729,587	5,286,165	4,411,259
				13,530,004	**12,429,659**	**17,703,999**	**15,897,373**
Debentures	16	Amortized cost	Level 2	**226,851**	**236,115**	**220,407**	**248,778**
Loan ton non-controlling shareholder of Braskem Idesa		Amortized cost		**3,600,276**	**3,222,493**	**3,600,276**	**3,222,493**
Leniency agreement	23	Amortized cost		**1,179,548**	**1,474,350**	**1,179,548**	**1,474,350**

All amounts in thousands, except as otherwise stated

18.2 Derivative financial instruments

18.2.1 Changes

Identification	Note	Fair value hierarchy	Operation characteristics: Principal exposure	Operation characteristics: Derivatives	Accumulated OCI (equity): Extrinsic value	Accumulated OCI (equity): Intrinsic value	Fair value	Net (Asset)/ Liability Dec/2020	Change in fair value	Financial settlement	Net (Asset)/ Liability Mar/2021
Non-hedge accounting transactions											
Exchange swap		Level 2	Argentine peso	Dollar				(3)	29	(26)	
NCE swap		Level 2	Real	Dollar				145,144	48,726	(193,870)	
Swap C3/PGP		Level 2	Propane	Propene				63,901	76,674	(15,410)	125,165
Swap Nafta/Gasolina		Level 2	Gasoline	Naphtha				7,046	(6,027)	(5,368)	(4,349)
								216,088	119,402	(214,674)	120,816
Hedge accounting transactions											
Dollar call and put options	(a.i)	Level 2	Real	Dollar	189,053	251,996	441,049	144,801	403,949	(107,701)	441,049
Interest rate swaps	(a.iii)	Level 2	Libor	Fixed rates			126,832	155,775	(13,277)	(15,666)	126,832
Dollar swap CDI	(a.ii)	Level 2	Real	Dollar+Fixed rates			558,311	566,640	143,358	(151,687)	558,311
					189,053	251,996	1,126,192	867,216	534,030	(275,054)	1,126,192
Derivatives											
Current assets								(33,769)			(20,274)
Non-current assets								(34,091)			(295)
Current liabilities								592,251			751,459
Non-current liabilities								558,913			516,118
								1,083,304			1,247,008

(a) Hedge accounting transactions

(a.i) Dollar call and put option

On March 31, 2021, Braskem held a total notional amount of put options of R$2.21 billion, with an average strike price of 4.49 R$/US$. Simultaneously, the Company also held a total notional amount of call options of R$1.58 billion, with an average strike price of R$/US$6.28. The operations have a maximum term of 24 months.

Dollar-denominated future sales in Brazilian Real were designated for hedge accounting, with the months of revenue recognition always coinciding with the months of the options. The future elements of forward exchange contracts are excluded from the designation of hedge instrument and are separately recorded as hedging cost, which is recognized under shareholders' equity in other comprehensive income.

Identification	Operation characteristics: Principal exposure	Operation characteristics: Derivatives	Accumulated OCI (equity): Extrinsic value	Accumulated OCI (equity): Intrinsic value	Accumulated OCI (equity): Fair value
Dollar call and put option	Real	Dollar	189,053	251,996	441,049

(a.ii) Dollar Swap

In 2018, the Company contracted foreign exchange derivative operations ("swaps") in the aggregate amount of R$1.27 billion, with annual maturities over the following 5 years starting January 2019. The amount payable in January 2020 was subject to the variation in the IPCA index. The remaining maturities are subject to the variation in the CDI. These operations were designated to cash flow hedge accounting, where the hedging instruments are foreign exchange derivatives and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in Brazilian Real/U.S. dollar price. Accordingly, the mark-to-market adjustment of the effective portion of the hedge will be recognized under shareholders equity in the line "Other comprehensive

All amounts in thousands, except as otherwise stated

income" and will be recognized in the financial result only upon the maturity of each installment. The future elements of forward exchange contracts are excluded from designation of hedge instrument and are separately recorded as hedging cost, which is recognized under shareholders' equity in the hedge cost reserve.

(a.iii) Hedge operation by the subsidiary Braskem Idesa related to Project Finance

Interest rate swap linked to Libor

	Nominal value	Hedge		Fair value, net	
Identification	US$	(interest rate per year)	Maturity	Mar/2021	Dec/2020
Swap Libor I to VI	593,511	1.9825%	Aug-2025	126,832	155,775
Total	**593,511**			**126,832**	**155,775**
Derivatives					
Non-Current assets				(7)	
Current liabilities				55,924	53,838
Non-Current liabilities				70,915	101,937
Total				**126,832**	**155,775**

Braskem Idesa contracted swap operations with the purpose of offsetting part of the Libor variation arising from the financings mentioned in Note 15. This hedge operation shares the same guarantees with the Project Finance.

18.3 Non-derivative financial liabilities designated to hedge accounting

(a.i) Future exports in U.S. dollars

At March 31, 2021, the exports that were designated not yet realized and not discontinued are shown below:

	Total nominal value US$
2021	186,000
2023	200,000
2024	688,854
2025	800,000
2028	1,250,000
2030	800,000
2031	800,000
2032	800,000
	5,524,854

All amounts in thousands, except as otherwise stated

The following table shows the changes in financial instruments designated for this hedge in the period:

				US$
	Dec/2020	Hedge discontinued	Designations	Mar/2021
Designated balance	5,274,854	150,000	400,000	5,524,854

At March 31, 2021, the maturities of financial liabilities designated, within the scope of the consolidated statement of financial position, were as follows:

	Total nominal value US$
2021	186,000
2023	200,000
2024	688,854
2025	800,000
2028	1,250,000
2030	800,000
2031	800,000
2032	800,000
	5,524,854

The following table provides the balances of exchange variation recognized in the Company's net financial income (expenses) due to the realization of exports designated, for this hedge in the three-month period ended March 31, 2021:

	Total nominal value US$	Conversion rate at Inception R$/US$	Closing rate R$/US$	Gross nominal value
First quarter	150,000	2.0017	5.3747	505,945
	150,000			**505,945**

The changes in foreign exchange variation and Income Tax and Social Contribution under "Other comprehensive income" of this hedge are as follows:

	Exchange variation	IR and CSL	Net effect
At December 31, 2020	**(13,095,288)**	**4,452,397**	**(8,642,891)**
Exchange variation recorded in the period on OCI / IR and CSL	(2,637,837)	896,864	(1,740,973)
Exchange variation transferred to profit or loss / IR and CSL	505,945	(172,021)	333,924
At March 31, 2021	**(15,227,180)**	**5,177,240**	**(10,049,940)**

All amounts in thousands, except as otherwise stated

(a.ii) Liabilities related to the Project Finance of future sales in U.S. dollar

At March 31, 2021, designated and unrealized sales were as follows:

	Nominal value US$
2021	161,575
2022	183,318
2023	230,992
2024	251,884
2025	227,775
2026	192,651
2027	89,516
2028	71,340
2029	15,020
2030	225,000
2031	225,000
2032	225,000
2033	225,000
	2,324,071

The following table shows the changes in financial instruments designated for this hedge in the period:

	Dec/2020	Discontinued hedge	Realizated discontinued hedge	Mar/2021
				US$
Designated balance	2,371,443	(69,855)	22,483	2,324,071

At March 31, 2021, the designated financial liabilities to hedge future sales were distributed as follows:

	Nominal value US$
2021	161,575
2022	183,318
2023	230,992
2024	251,884
2025	227,775
2026	192,651
2027	89,516
2028	71,340
2029	15,020
2030	225,000
2031	225,000
2032	225,000
2033	225,000
	2,324,071

All amounts in thousands, except as otherwise stated

The following table provides the amounts of hedge accounting discontinued in the three-month period ended March 31, 2021 (US$730,386), which is recorded in Braskem Idesa's shareholders' equity under "Other comprehensive income" and will be transferred to "profit and loss" according to the schedule of future hedged sales as they occur:

	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value
Hedge discontinued in May 16, 2016	10,360	13.4541	17.9915	47,009	13,101
Hedge discontinued in December 2, 2019	691,380	13.6664	19.6113	4,110,191	1,145,510
Hedge discontinued in December 10, 2019	27,858	13.4541	19.3247	163,541	45,579
Hedge discontinued in February 18,2020	789	13.4541	18.5712	4,036	1,125
	730,387			4,324,777	1,205,315

The following table provides the balances of exchange variation recognized in Braskem Idesa's financial income (expenses) due to the realization of sales designated and discontinued for this hedge in the three-month period ended March 31, 2021:

	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value
First quarter	69,855	13.6534	19.9798	441,930	117,985
	69,855			441,930	117,985

The changes in foreign exchange variation and Income Tax and Social Contribution under "Other comprehensive income" are as follows:

	Exchange variation	IR	Net effect
At December 31, 2020	**(2,534,135)**	**760,979**	**(1,773,156)**
Exchange variation recorded in the period on OCI / IR	(443,315)	132,995	(310,320)
Exchange variation transferred to profit or loss / IR	117,985	(35,396)	82,589
At March 31, 2021	**(2,859,465)**	**858,578**	**(2,000,887)**

All amounts in thousands, except as otherwise stated

18.4 Credit quality of financial assets

(a) Trade accounts receivable

The Company's clients do not have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating system for all accounts receivable from clients in Brazil and abroad.

At March 31, 2021 and December 31, 2020, considering the stages 1, 2 and 3 of expected credit losses, the percentage of trade accounts receivable by risk ratings was as follows:

				(%)
			Mar/2021	Dec/2020
1	Minimal Risk		68.82	67.52
2	Low Risk		19.74	20.08
3	Medium Risk		9.42	10.43
4	High Risk		1.42	1.10
5	Very High Risk	(i)	0.60	0.86

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators:

	Last 12 months	
	Domestic market	Export market
March 31, 2021	0.02%	0.10%
December 31, 2020	0.05%	0.14%
March 31, 2020	0.07%	0.13%

This calculation considers the accounts receivable figure overdue more than 30 days, divided by consolidated gross revenue in the last 12 months.

For the export market, around 80% of the portfolio has guarantees, consisting primarily of credit insurance. For the domestic market, around 27% of the portfolio has guarantees, mainly surety from the partners of counterparties, complemented by credit insurance.

All amounts in thousands, except as otherwise stated

(b) Other financial assets

In order to determine the credit ratings of counterparties of financial assets classified under cash and cash equivalents, and financial investments, the Company uses the risk rating of agencies Standard & Poor's, Moody's and Fitch Ratings, within the limits established in its financial policy approved by the Board of Directors.

		Mar/2021	Dec/2020
Financial assets with risk assessment			
AAA		12,973,411	13,639,273
AA+		416,101	412,612
AA		824,864	735,755
AA-		206,083	199,405
A+		668,375	1,336,334
A		76,450	53,941
A-		225,981	91,487
BBB+		952,671	982,225
BBB		51	49
		16,343,987	17,451,081
Financial assets without risk assessment			
Other financial assets with no risk assessment	(i)	43,214	54,562
		43,214	54,562
Total		**16,387,201**	**17,505,643**

(i) Investments approved by the Management of the Company, in accordance with the financial policy.

18.5 Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a) Selection of risks

On March 31, 2021, the main risks that can affect the value of Company's financial instruments are:

- U.S. dollar/Brazilian Real exchange rate;
- Mexican peso/Brazilian Real exchange rate;
- Libor floating interest rate;
- IPCA inflation rate;
- Selic interest rate; and
- CDI interest rate.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

All amounts in thousands, except as otherwise stated

(b) Value at risk

The value at risk of the derivatives held by the Company which is defined as the impact on the mark-to-market adjustment that could result in one month as from March 31, 2021, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$52,685 for put options and call options (Note 18.2.1 (a.i)), US$2.444 for the swap of Libor related to Braskem Idesa project (Note 18.2.1 (a.iii)) and US$18.835 for Dollar swap (Note 18.2.1(a.ii)).

(c) Selection of scenarios

The Focus Market Readout published by the Central Bank of Brazil (BACEN) was used to create the probable scenario for the U.S. dollar/Brazilian Real exchange rate, the Selic interest rate and the CDI interest rate as at March 31, 2021. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate.

According to the Market Readout, at the end of 2021, the U.S. dollar will remain at approximately R$5.33, while the Selic rate should remain at 5.00% p.a. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate.

Since the Market Readout survey does not include consensus forecasts for the Libor rate, the average projection of the U.S. Federal Reserve for the Federal Funds rate at the end of the year was used, published in March 2021, in comparison with the Treasury Rate curve on March 31, 2021.

For each variable analyzed in the sensitivity analysis, the Company estimated annualized variations corresponding to 1 to 3 standard deviations of the monthly averages of the last five years, which are equivalent to approximately 15.866% and 0.135% of probability of occurrence for the reasonably possible and possible scenarios, respectively. Then, these changes are then applied to the current market levels of each variable.

Effects of COVID-19

The assumptions of the future value adopted in the construction of the probable scenario and the current value of each variable in this analysis are referenced to the reporting date March 31, 2021. Given the instability in the current economic scenario caused by the COVID-19 pandemic, interest rates and foreign exchange rates are affected daily. Therefore, during the period for reporting this quarterly information the current value and the probable scenario of these parameters may have changed. However, Braskem's gains and losses in these probable stress scenarios are analyzed by increasing each variable according to the aforementioned.

All amounts in thousands, except as otherwise stated

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario.

Instrument / Sensitivity	Probable	Reasonably possible (14%)	Gain (losses) Possible (41%)
Brazilian real/U.S. dollar exchange rate			
Bonds	2,580,727	(5,449,361)	(16,348,083)
Braskem Idesa borrowings	529,765	(1,118,630)	(3,355,890)
Export prepayments	69,913	(147,625)	(442,874)
Investments	70,595	(149,066)	(447,198)
SACE	136,828	(288,920)	(866,761)
Dollar call and put options (i)	260,392	(659,812)	(2,604,231)
Dollar swap x CDI	101,340	(213,985)	(641,956)
MONFORTE	21,235	(44,839)	(134,517)
Nexi	82,885	(175,016)	(525,047)
Other	36,728	(77,554)	(232,661)
Financial investments abroad	64	(136)	(407)

Instrument / Sensitivity	Probable	Reasonably possible (39%)	Gain (losses) Possible (118%)
Libor floating interest rate			
Export prepayments	(111,001)	(11,586)	(34,757)
Swap	201,888	22,091	65,667
Braskem Idesa borrowings	(1,948,912)	(203,415)	(610,244)
Nexi	(835,284)	(87,181)	(261,544)
SACE	(1,010,962)	(105,518)	(316,553)
MONFORTE	(66,825)	(6,975)	(20,924)
Investments	(477,081)	(49,795)	(149,384)
Other	(61,351)	(6,403)	(19,210)

Instrument / Sensitivity	Probable	Reasonably possible (17%)	Gain (losses) Possible (52%)
CDI interest rate			
Export credit notes	(27,652)	(5,724)	(17,334)
Debentures	(5,928)	(1,210)	(3,692)
Financial investments in local currency	816	522	679
Other non commercial paper	23,445	4,901	14,764

Instrument / Sensitivity	Probable	Reasonably possible (53%)	Gain (losses) Possible (159%)
IPCA interest rate			
Debêntures	9,930	(26,515)	(86,906)
BNDES	90,676	(273,945)	(1,082,314)
BNB/ FINEP/ FUNDES/FINISA/FINAME/FNE	323	(875)	(2,929)

Instrument / Sensitivity	Probable	Reasonably possible (17%)	Gain (losses) Possible (52%)
Selic interest rate			
Leniency agreement	(30,530)	(6,420)	(19,278)

(i) The Company is in the short position of a possible counterparty call.

All amounts in thousands, except as otherwise stated

19 Taxes payable

The information related to taxes payable as disclosed in the 2020 annual financial statements of the Company, in Note 21.

	Consolidated		Parent company	
	Mar/2021	Dec/2020	Mar/2021	Dec/2020
Brazil				
IPI	171,203	125,338	171,203	125,338
ICMS	474,012	403,422	470,831	400,517
PIS and COFINS	331,471	284,944	329,262	282,464
Other	49,547	43,560	48,480	41,982
Other countries				
Value-added tax	12,524	16,027		
Other	67,556	80,768		
Total	**1,106,313**	**954,059**	**1,019,776**	**850,301**
Current liabilities	1,104,942	952,689	1,018,405	848,931
Non-current liabilities	1,371	1,370	1,371	1,370
Total	**1,106,313**	**954,059**	**1,019,776**	**850,301**

20 Income tax ("IR") and social contribution ("CSL")

(a) Amounts recognized in profit and loss

	Consolidated		Parent company	
	Mar/2021	Mar/2020	Mar/2021	Mar/2020
Profit (loss) before IR and CSL	**3,276,532**	**(5,876,956)**	**3,185,266**	**(4,885,108)**
IR and CSL at the rate of 34%	(1,114,021)	1,998,165	(1,082,990)	1,660,937
Permanent adjustments to the IR and CSL calculation basis				
IR and CSL on equity in results of investees	806	(2,645)	594,804	(260,940)
Thin capitalization	(296,063)	(151,747)	(296,063)	(151,747)
Effect of the refund of Braskem America´s tax benefit	142,385		142,385	
Difference of rate applicable to each country	291,821	(129,723)		
Other permanent adjustments	112,291	103,955	(49,191)	(12,157)
Effect of IR and CSL on results of operations	**(862,781)**	**1,818,005**	**(691,055)**	**1,236,093**
Breakdown of IR and CSL:				
Current IR and CSL expense				
Current year	(783,546)	(89,372)	(446,452)	(69)
	(783,546)	**(89,372)**	**(446,452)**	**(69)**
Deferred IR and CSL expense				
Origination and reversal of temporary differences	(836,303)	1,907,377	(244,603)	1,236,162
Tax losses (IR) and negative base (CSL)	757,068			
	(79,235)	**1,907,377**	**(244,603)**	**1,236,162**
Total	**(862,781)**	**1,818,005**	**(691,055)**	**1,236,093**
Effective rate	**26.3%**	**30.9%**	**21.7%**	**25.3%**

All amounts in thousands, except as otherwise stated

(b) Deferred income tax and social contribution

	Consolidated		Parent company	
Asset	Mar/2021	Dec/2020	Mar/2021	Dec/2020
Tax losses (IR) and negative base (CSL)	3,768,060	3,278,184	58,421	58,421
Goodwill amortized	2,731	6,520	2,732	2,823
Exchange variations	5,166,942	3,817,615	5,166,942	3,817,615
Temporary adjustments	4,744,667	4,996,337	4,268,351	4,582,628
Business combination	48,880	56,211	48,880	56,211
Tax credits	971	77,032	971	77,033
Other	31,973	45,366	31,973	31,972
	13,764,224	12,277,265	9,578,270	8,626,703
Liability				
Amortization of goodwill based on future profitability	722,185	722,222	715,568	715,568
Tax depreciation	4,044,328	3,737,169	997,048	1,010,376
PIS/COFINS credit - exclusion of ICMS from the calculation basis	398,584		398,584	
Temporary adjustments	99,472	158,232		
Business combination	957	1,302	957	1,302
Present value adjustment and amortized cost	81,055	58,765	81,055	58,765
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar	267,477	300,475	267,477	300,475
Other	3,860	3,526	3,860	3,516
	5,617,918	4,981,691	2,464,549	2,090,002

(c) Offset for the purpose of presentation in the consolidated statement of financial position

				Mar/2021
	Headquarters (Country)	Tax calculation	Offsetting	Balance
Assets				
Braskem S.A.	Brazil	9,578,270	(2,464,549)	7,113,721
Braskem Argentina	Argentina	3,060		3,060
Braskem America	USA	355,352	(355,352)	
Braskem Alemanha	Germany	55,087		55,087
Braskem Chile	Chile	274		274
Braskem Idesa	Mexico	3,693,466	(1,455,476)	2,237,990
Braskem Idesa Serviços	Mexico	12,299		12,299
Cetrel	Brazil	23,596	(5,174)	18,422
DAC	Brazil	42,820	(1,441)	41,379
		13,764,224	(4,281,992)	9,482,232
Liabilities				
Braskem S.A	Brazil	2,464,549	(2,464,549)	
Braskem America	USA	1,691,278	(355,352)	1,335,926
Braskem Idesa	Mexico	1,455,476	(1,455,476)	
Cetrel	Brazil	5,174	(5,174)	
DAC	Brazil	1,441	(1,441)	
		5,617,918	(4,281,992)	1,335,926

All amounts in thousands, except as otherwise stated

				Dec/2020
	Headquarters (Country)	Tax calculation	Offsetting	Balance
Assets				
Braskem S.A.	Brazil	8,626,703	(2,090,002)	6,536,701
Braskem Argentina	Argentina	2,850		2,850
Braskem America	USA	293,942	(293,942)	
Braskem Alemanha	Germany	47,277		47,277
Braskem Chile	Chile	287		287
Braskem Idesa	Mexico	3,213,624	(1,356,693)	1,856,931
Braskem Idesa Serviços	Mexico	14,765		14,765
Braskem México Serviços	Mexico	8,503		8,503
Cetrel	Brazil	23,645	(5,269)	18,376
DAC	Brazil	45,669	(1,387)	44,282
		12,277,265	(3,747,293)	8,529,972
Liabilities				
Braskem S.A	Brazil	2,090,002	(2,090,002)	
Braskem America	USA	1,528,340	(293,942)	1,234,398
Braskem Idesa	Mexico	1,356,693	(1,356,693)	
Cetrel	Brazil	5,269	(5,269)	
DAC	Brazil	1,387	(1,387)	
		4,981,691	(3,747,293)	1,234,398

(d) Realization of deferred income tax and social contribution

In the period ended March 31, 2021, there were no material events or circumstances that indicate any compromise of the realization of these deferred taxes.

All amounts in thousands, except as otherwise stated

21 Sundry provisions

The information on sundry provisions as disclosed in the 2020 annual financial statements of the Company, in Note 23.

	Note	Consolidated		Parent company	
		Mar/2021	Dec/2020	Mar/2021	Dec/2020
Provision for environmental damages	(a)	573,841	602,490	567,832	595,855
Provision for customers rebates	(b)	69,037	123,465	24,279	47,395
Other		186,676	148,253	141,397	112,768
Total		**829,554**	**874,208**	**733,508**	**756,018**
Current liabilities		303,265	362,407	252,498	279,702
Non-current liabilities		526,289	511,801	481,010	476,316
Total		**829,554**	**874,208**	**733,508**	**756,018**

(a) Provision for recovery of environmental damages

Braskem operates in several countries and is subject to different environmental laws and regulations inherent to the operations and activities areas. Remediation expenses are incurred during several years due to their complexity and extension. New information on websites, new technologies or future developments, such as involvement in investigations by regulatory agencies, may require that we reevaluate our potential exposure related to environmental matters. The Company has identified areas where remediation actions will be necessary. Due to the high complexity in identifying potential environmental impacts, alternative solutions and recovery costs estimations, these estimates can only be made with reasonable assurance after the completion of all phases of the process to identify and investigate environmental liabilities, which are in accordance with the phases and protocols established by environmental agencies. The Company monitors the areas under study to capture any new facts and changes in circumstances that change the prognosis of actions to be adopted and consequently affect the estimation of provision for environmental remediations.

(b) Rebates

Some sales agreements of Braskem provide for a rebate, in products, should certain sales volumes be achieved within the year, six-month period or three-month period, depending on the agreement. The bonus is recognized monthly in a provision, assuming that the minimum contractual amount will be achieved. As it is recognized based on contracts, the provision is not subject to significant uncertainties with respect to their amount or settlement.

All amounts in thousands, except as otherwise stated

22 Contingencies

The description of the main contingent liabilities of the Company was presented in the 2020 annual financial statements, in Note 24.1.

22.1 Claims with probable chance of loss and contingent liabilities arising from business combinations

	Consolidated		Parent company	
	Mar/2021	Dec/2020	Mar/2021	Dec/2020
Labor claims	314,446	280,066	307,292	272,989
Tax claims				
Normal operations				
IR and CSL	49,306	57,662	49,306	57,662
PIS and COFINS	227,047	226,742	227,047	226,742
ICMS	14,160	14,104	14,160	14,104
Other tax claims	19,199	19,759	15,563	16,123
	309,712	**318,267**	**306,076**	**314,631**
Business Combination				
IR and CSL	3,697	3,680	3,697	3,680
PIS and COFINS	65,350	65,041	65,350	65,041
ICMS - interstate purchases	307,212	305,747	307,212	305,747
	376,259	**374,468**	**376,259**	**374,468**
Corporate claims	130,337	126,057	130,337	126,057
Civil claims and other	52,448	52,229	49,334	49,422
	1,183,202	**1,151,087**	**1,169,298**	**1,137,567**

22.2 Claims and contingent liabilities with possible chance of loss

The description of the main claims with possible losses are presented in the 2020 annual financial statements, in Note 24.2.

		Consolidated	
	Note	Mar/2021	Dec/2020
Tax claims		11,995,400	11,911,746
Civil claims - Alagoas	24.1	2,155,729	796,712
Civil claims - Other		735,236	708,120
Labor claims		684,570	663,448
Environmental claims		522,635	507,973
Social security claims		342,036	326,730
Other lawsuits		540,511	530,927
Total		**16,976,118**	**15,445,656**

22.3 Class action

On August 25, 2020, an action was filed against Braskem and some of its current and former executives in the US District Court for the District of New Jersey, in the United States, on behalf of an alleged class of investors who acquired Braskem's shares between May 6, 2016 and July 8, 2020. The action is grounded in the U.S. Securities

All amounts in thousands, except as otherwise stated

Exchange Act of 1934 and its rules, based on allegations that the defendants made false statements or omissions related to the geological event in Alagoas. On January 15, 2021, the Court named two plaintiffs to act as leading plaintiffs in the action. On April 28, 2021, the lead plaintiffs of the action filed a consolidated complaint with its initial arguments. The Company engaged a specialized US-based law office to represent it in the class action.

Braskem's Management, based on its assessment and that of its external legal advisors, and given the initial phase of the aforementioned class action, considers that it is not possible at the moment to reliably estimate the potential amount involved.

Braskem cannot reliably predict the future developments of this matter or the expenses arising from it, including rates and costs in solving the dispute. The Company may be named as a defendant in other legal actions.

22.4 Contingent assets

Contingent assets are possible assets whose existence will be confirmed by the occurrence or non-occurrence of uncertain future events that are not wholly within the Company's control. Contingent assets are not recognised, but they are disclosed when it is more likely than not that an inflow of benefits will occur. However, when the inflow of benefits is virtually certain, an asset is recognised in the financial position statement because that asset is no longer considered contingent.

Exclusion of ICMS from PIS and COFINS calculation base

The main federal tax credits refer to the exclusion of ICMS from the PIS/COFINS calculation basis. The Company and its merged companies filed various lawsuits claiming recognition of the right to exclude ICMS from the calculation basis for PIS and COFINS and the consequent repetition of undue payment. The oldest period of the lawsuit dates back to 1991.

In 2021, the final and unappealable decisions of the lawsuit filed originally by merged companies were certified. As a result of these decisions, during the first quarter of 2021, the amount of R$1,231,549 (R$438,044 in 2020) related to surpluses of PIS and COFINS taxes was recognized, of which R$557,897 was recorded under "Other operating income (expenses)" (R$310,557 in 2020) and R$673,652 under "Financial income" (R$127,488 in 2020).

Of the total tax credit recorded by the Company related to this topic, since 2019, R$2,828,150 already has been offset. On March 31, 2021, the balance was R$1,473,221, recorded under current assets. The balance on December 31, 2020 was R$1,002,605, registered under current.

With regard to the lawsuits with final and unappealable decisions, certain decisions involve expressly the credit calculation criteria, while others were more generic, only determining the exclusion of this tax. The Company, assisted by specialized third-party consulting firm, proceeded with the measurement of these tax credits, basically considering the amount of ICMS stipulated on the sales invoices and other tax information on the ancillary obligations to ensure the consistency of the calculations, grounded in the legal opinion.

The Company has other lawsuits about the same topic that are still pending a final and unappealable decision. The oldest period of these lawsuits pending decisions dates back to August 2001. At March 31, 2021, for which the Company estimates future recognition of R$782,365.

All amounts in thousands, except as otherwise stated

23 Leniency agreement

Global Settlement with authorities

In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations ("Investigation") and to report their findings. The Company cooperated and continues to cooperate with government authorities from various jurisdictions, including the Department of Justice of the United States (DoJ), the Securities and Exchange Commission of the United States (SEC), the Federal Prosecution Office (MPF) and the Swiss Office of the Attorney General (OAG).

In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office ("MPF Agreement") and with U.S. and Swiss authorities ("Global Settlement"), in the approximate amount of US$957 million (approximately R$3.1 billion, at the time), which were officially ratified as follows:

1. In Brazil, the MPF Agreement was ratified by the 5th Coordination and Review Chamber of the MPF on December 15, 2016, with ratification by the 13th Federal Court of Curitiba on June 6, 2017.
2. The agreement with the U.S. Department of Justice ("DoJ") was confirmed by a U.S. court ruling on January 26, 2017 ("Plea Agreement").
3. The agreement with the Securities and Exchange Commission ("SEC") was confirmed on February 28, 2017.
4. The agreement with the Swiss authorities did not require ratification to produce effects; on December 21, 2016, the OAG concluded its investigations and issued an order to conclude the case based on the Company's collaboration.

As disclosed to the market on July 10, 2018 and as per the material fact notice on May 27, 2019, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office of The Federal Controller General ("CGU") and the Office of the Attorney General ("AGU"), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 ("CGU/AGU Agreement" and, jointly with the Global Settlement, "Agreements").

The CGU/AGU Agreement addresses the same facts that are the subject of the Global Settlement entered into in December 2016 and provides for an additional disbursement of R$409,877 million due to the calculations and parameters adopted by CGU/AGU. As ratified by the Federal, funds under the MPF Agreement were allocated to the payment of the CGU/AGU Agreement (the outstanding installments of the MPF Agreement will benefit from CGU/AGU Agreement and will be updated by the variation in the SELIC basic interest rate as of the execution of the CGU/AGU Agreement).

The AGU, CGU and MPF agreed to allocate most of the amounts received under the Agreements to the reparation of victims of the wrongdoings, including other public authorities and agencies, and to adopt monitoring measures of such third parties with which Braskem comes to start negotiations in connection with the matters under the Agreements, seeking to avoid the duplication of compensation.

Of the aggregate amount of the Agreements, the Company has already paid approximately R$2.7 billion, as follows:

1. US$94,894 (R$296,591) to the DoJ, paid on February 8, 2017;
2. US$65,000 (R$206,460) to the SEC, paid on April 27, 2017;
3. CHF30,240 (R$104,307) to the Swiss Office of the Attorney General, paid on June 27, 2017;
4. R$736,445 to the MPF, paid on July 6, 2017;
5. R$267,985 to the MPF, related to the first of six annual installments due by 2023, paid on January 30, 2018;

All amounts in thousands, except as otherwise stated

6. CHF16,065 (R$62,021) to the Swiss Office of the Attorney General, related to the first of four annual installments due by 2021, paid on June 28, 2018;
7. R$278,034 to the MPF, related to the second of six annual installments payable until 2023, paid on January 30, 2019;
8. CHF16,065 (R$58,034) to the Swiss Office of the Attorney General, related to the second of four annual installments payable until 2021, paid on June 27, 2019;
9. R$257,256 paid on January 30, 2020 to the Federal Government corresponding to the annual installment of the leniency agreements entered into with the MPF and with the CGU and AGU, as described above; and
10. CHF16,065 (R$92,586) to the Swiss Office of the Attorney General, related to the third of four annual installments payable until 2021, paid on June 30, 2020.
11. R$302,640 paid on February 1, 2021 to the Federal Government corresponding to the annual installment of the leniency agreements entered into with the MPF and with the CGU and AGU.

The amount of outstanding installments is approximately R$1.1 billion and will be paid as follows:

1. CHF16,065 to the Swiss Office of the Attorney General, corresponding to last outstanding annual installments, due on June 30, 2021;
2. Approximately R$1 billion under the MPF Agreement and CGU/AGU Agreement, in four annual installments adjusted by the variation in the SELIC rate and payable until January 30 of 2025. To guarantee payment of the installments of these installments coming due, Braskem gave as collateral assets from its property, plant and equipment corresponding to one annual installment;

In 2019, the Company also began negotiations with the Bahia State and Rio Grande do Sul State Prosecution Offices. Both adhered to the MPF Agreement. No additional payments are expected to be made by the Company.

The Agreements do not exempt the Company from other third parties, with legitimate interest, seeking indemnity for damages caused by the facts covered by the Agreements, including other authorities that seek to impose new pecuniary sanctions or fines or initiate new investigations into the Company. Therefore, even if the Company does not anticipate the need for any additional payment, it cannot guarantee that the total amount agreed will be sufficient for full reparation of all any injured parties.

The Company will continue to cooperate with the competent public authorities, while improving its compliance and anti-corruption practices. For the last three years, the Company was subject to external independent monitoring as a result of the Agreements. The monitors were responsible for verifying compliance with the Global Settlement, as well as the efficacy of internal controls, policies and procedures of the Company in reducing the risk of noncompliance with anti-corruption laws.

In March 2020, based on the certification report issued by the independent monitors, the MPF confirmed the end of the monitorship, the effectiveness of the Company's compliance program and the fulfillment of the obligations under the MPF Agreement. Subsequently, on May 13, 2020, the DoJ and the SEC confirmed the conclusion of the monitorship established under the agreements signed on December 21, 2016 ("Agreements") with said authorities. As per the Material Fact notice disclosed by the Company at the time, "the decision of the DoJ and SEC was based on a final report by the independent monitors that attested to the implementation, by the Company, of all the recommendations for structuring and executing its compliance program and that found said program in compliance with the standards established in the Agreements."

The Company is in compliance with all of its obligations under the Agreements.

All amounts in thousands, except as otherwise stated

24 Geological event - Alagoas

The Company operated, until May 2019, salt mining wells located in the city of Maceió, state of Alagoas, with the purpose of supplying raw material to its chlor-alkali and dichloroethane plant. The operations were interrupted by the Company in May 2019, due to the release of a report by the Geological Survey of Brazil (CPRM), indicating that the geological phenomenon observed in the region, would be related to the rock salt exploration activities developed by Braskem . In view of these events, on May 9, 2019, Braskem decided to suspend its salt mining activities and the operation of its chlor-alkali and dichloroethane plant.

With the support of independent institutions and nationally and internationally renowned specialists, the Company conducted and has been conducting a series of studies focusing on: (i) understanding the geological phenomenon and possible surface effects; and (ii) analyzing the estabilization of the wells. The studies have been shared with the National Mining Agency (ANM) and other pertinent authorities, with which the Company has been maintaining constant dialogue.

On November 14, 2019, Braskem presented to the ANM measures for shutting down its salt mining fronts in Maceió, with measures for the closure of its wells, and proposed the creation of a protective area surrounding certain wells as a precautionary measure to ensure public safety. These measures are based on a study conducted by the Institute of Geomechanics of Leipzig (IFG), in Germany, an international reference in the geomechanical analysis of areas of salt extraction by dissolution, and are being adopted in coordination with the Brazilian Civil Defense and other authorities.

On January 3, 2020, the 3rd Federal Court of Alagoas ratified the Agreement to Support the Relocation of People in Risk Areas ("Agreement"), entered into by Braskem and the State Prosecution Office ("MPE"), the State Public Defender's Office ("DPE"), the Federal Prosecution Office ("MPF") and the Federal Public Defender's Office ("DPU", and in conjunction with the MPE, DPE and MPF, the "Authorities"). The Agreement establishes cooperative actions for relocating residents from risk areas and guaranteeing their safety, which provides support, under the Financial Compensation and Support for Relocation Program ("PCF") implemented by Braskem to the population in specified risk areas.

In June 2020, the Company received from the Authorities an official letter informing it of the updating of the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió ("Civil Defense Map"), which expanded the area to be relocated. On July 15, 2020, the Company and the Authorities signed the First Amendment to the Agreement to incorporate this expansion into the PCF.

In September 2020, specialized and independent technical studies commissioned by the Company and carried out by internationally recognized entities ("Studies") were concluded. The Studies presented the potential impacts from the geological event on the surface of the region, bringing an analysis of scenarios in the short and long run, which include areas identified by the Civil Defense Map of June 2020. The Studies were submitted to the competent Authorities for definition of possible actions to be taken under mutual agreement. Given the update of the Civil Defense Map, in September 2020, the Company and the Authorities agreed to include additional properties in the PCF, with the execution of the Instrument of Resolutions in October 2020.

In parallel, as previously disclosed, the Company has been negotiating with the competent authorities the Public-Interest Civil Action for Socio-environmental Reparation proposed by the MPF, related to the geological event in Alagoas.

On December 30, 2020, the Company and the Authorities executed:

All amounts in thousands, except as otherwise stated

(i) the Second Amendment to the Agreement dated January 3, 2020 ("Agreement for Compensation of Residents") through which the parties agreed to include in the PCF the relocation of additional properties defined by the Map of Sectors of the Civil Defense, which was updated in December 2020 to consider, among other information, the areas with future surface impacts, including in the long term, according to the Studies and comprising the area affected and with potential to be affected by the geological event according to these documents; and

(ii) the "Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation" and the "Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation" with the MPF and MPE, the latter as intervening-consenting party (jointly referred to as "Agreement for Socio-Environmental Reparation"), both detailed in Note 26.1 (ii). Moreover, the Agreement for Socio-Environmental Reparation envisages the inclusion of other parties, and should be negotiated in the coming months.

As assessed by the Company and its external advisors, considering the short- and long-term effects of technical studies and the existing information and better estimates of expenses for implementing several measures connected with the geological event in Alagoas, the provision recorded on March 31, 2021 was R$8,453,797, with R$4,228,652 under current liabilities and R$4,225,145 under non-current liabilities. On December 31, 2020, the provision was R$9,175,777, with R$4,349,931 under current liabilities and R$4,825,846 under non-current liabilities.

The following table shows the changes in the provision in the period:

	Consolidated
Balance at December 31, 2020	**9,175,777**
Provisions reversal	(112,143)
Constitution of present value adjusment	(27,011)
	(139,154)
Write-offs (*)	(597,240)
Realization of present value adjusment	14,414
Balance at March 31, 2021	**8,453,797**
Current liability	4,228,652
Non-current liability	4,225,145
Total	**8,453,797**

(*) Of this amount, R$538.416 refers to payments made and R$58.824 was reclassified to the suppliers.

The amounts included in the provision may be divided among the following action fronts:

a. Support for relocating and compensating the residents and owners of the properties located in the risk protection and monitoring areas, including properties that require special measures for their relocation, such as hospitals, schools and public equipment.

   For this action front, a provision was accrued in the amount of R$4,820,396 (R$4,790,543 net of adjustment to present value), which comprises expenses related to the relocation actions, such as relocation allowance, rent

All amounts in thousands, except as otherwise stated

allowance, household goods transportation and the negotiation of individual agreements for compensation the residents and third parties affected.

b. Actions for closing and monitoring the salt wells. Based on the findings of sonar and technical studies, Braskem has defined stabilization and monitoring actions for all 35 existing salt mining wells. For four of them, the recommendation is to be filled with solid material, a process that should take three years. For the other 31 wells, the recommended actions are: conventional closure using the buffering technique, which consists of pressuring the cavity, a method adopted worldwide for cavities post-operation; confirmation of natural filling status; and, for certain wells, monitoring using sonar. The monitoring system implemented by Braskem provides for actions to be developed during and after the closure of wells, which basically are as follows: (i) monitoring using sonar or through pressure and temperature measurement in salt cavities; (ii) subsidence monitoring system; (iii) monitoring of vibrations using seismographs and microseismographs; and (iv) monitoring by tiltmeter and e inclinometer.

   The actions conducted by the Company are based on technical studies by contracted experts, with the recommendations presented to the competent authorities. The Company is implementing the actions approved by ANM.

   The plans to close wells have a certain level of uncertainty, given that they may be updated until the cavities reach stabilization. Continuous monitoring is essential for confirming the results of the current recommendations. In addition, the conclusion of the studies to confirm the natural filling of certain cavities and the assessment of the future behavior of cavities to be monitored using sonar could indicate the need for certain additional measures to stabilize them.

   The total provision for implementing the measures defined for the 35 wells is R$1,468,747 (R$1,450,776 net of adjustment to present value). The amount was calculated based on existing techniques and solutions planned for the current conditions of the wells, including expenses with technical studies and their monitoring. The amount provisions could be changed in the future, in accordance with the results of the monitoring of the wells, the progress of implemenating the plans to close wells, the monitoring of the ongoing measures and other possible natural alterations.

   The definition of the necessary measures for the recovery of areas potentially impacted by the geological phenomena depends on a more concrete diagnosis of the situation of the area and further discussion between the Company and the competent authorities (including the ANM).

c. Social and urban actions, in accordance with the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1,580,000 for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, with R$300 million going to indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. At March 31, 2021, the provision amounted to R$1,550,000 (R$1,457,289 net of adjustment to present value).

d. Additional measures, for which the provision amounts to R$768,757 (R$755,190 net of adjustment to present value), for expenses with: (i) actions related to the Technical Cooperation Agreements entered into with the Civil Defense; (ii) the hiring of external advisors to support the execution of the relocation actions and compensation of the families; (iii) infrastructure to provide services to residents (Residents Center); (iv) expenses with managing the event in Alagoas related to communication, compliance, legal services, etc.; and (v) other matters classified as a present obligation for the Company, even if not yet formalized.

The Company's provisions are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including timing changes, extension and way of execution; effectiveness of action plans; and the conclusion of current and future studies that indicate recommendations of experts, and other new developments on the topic.

Braskem continues to face and could still face various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the individual proposal of the agreement, as well as potential claims by public utility concessionaires.

The measures related to the plans for the closure of mining fronts are subject to the analysis and approval of ANM, the monitoring of results of the measures un implementation, as well as the changes related to the dynamic nature of geological events.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, to be financed by Braskem, will be defined after the conclusion of the Environmental Diagnosis, to be conducted by a specialized and independent company. At this time, it is impossible to predict the outcome of these Environmental Diagnosis studies or their potential implications for additional disbursements to the costs already provisioned for by the Company. Furthermore, the Socio-Environmental Reparation Agreement envisages the potential adherence by other parties, including the Municipality of Maceió, which will be negotiated over the coming months. To date, the Company is unable to predict the results of any discussions or any of their associated costs.

Therefore, the Company cannot eliminate the possibility of future developments related to the topic or related expenses, and the costs to be incurred by Braskem may differ from its estimates.

The Company is negotiating with its insurers the coverage of its insurance policies. The payment of compensation will depend on technical assessment of the insurance coverage under these policies, taking into consideration the complexity of the subject. For this reason, no payment of compensation was recognized in the quarterly information of the Company.

24.1 Lawsuits pending

In the context of this event, the following lawsuits were filed against the Company:

(i) Public-Interest Civil Action (ACP) filed by the Alagoas State Prosecution Office (MPE) and the Alagoas State Public Defender's Office – Reparation for Residents

Public-Interest Civil Action for Socio-environmental Reparation claiming the payment of indemnification for damages caused to the buildings and the residents of areas affected in the Pinheiros district and surrounding areas (currently includes the Mutange, Bebedouro and Bom Parto districts), in the total minimum amount of R$6.7 billion, with initial request for provisional measure to freeze the Company's financial and other assets in the same amount. Successive orders to freeze funds resulted in the court blocking of R$3.7 billion in assets, with the issue by the Company of a performance bond in the total amount of R$6.4 billion. Once the case reached the Federal Courts, the Federal Prosecution Office started to participate in the action.

The first agreement under the Public-Interest Civil Action for Socio-environmental Reparation was approved on January 3, 2020. The Agreement to Support the Relocation of People in Risk Areas ("Agreement"), entered into by Braskem and the State Prosecution Office ("MPE"), the State Public Defender's Office ("DPE"), the Federal Prosecution Office ("MPF") and the Federal Public Defender's Office ("DPU", and jointly with the MPE, DPE and MPF, the "Authorities"), establishes cooperative actions for relocating people in risk areas and guaranteeing their

All amounts in thousands, except as otherwise stated

safety, which provides support under the Financial Compensation and Support for Relocation Program ("PCF") implemented by Braskem, for the population in specified risk areas. The Agreement enabled the unfreezing of the Company's assets, the replacement of the former performance bond policies for two new policies in the aggregate amount of R$3 billion (with R$2 billion as guarantee of this Public-Interest Civil Action and R$1 billion for guaranteeing the Public-Interest Civil Action described in item (ii) below) and the cessation of new asset freezing orders.

In July 2020, the first Amendment to the Agreement was executed to include properties in the relocation area and support under the PCF, based on the update of the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió ("Civil Defense Map"). The Company and the Authorities agreed to include properties in the service area in October, as a result of a new update of the Civil Defense Map after the conclusion of the independent technical and specialized studies engaged by the Company, which indicated potential impacts from the geological event on the region's surface ("Studies").

On December 30, 2020, the Company and the Authorities executed a second amendment to the Agreement ("Agreement for Compensation of Residents") to dismiss the Public-Interest Civil Action, through which the parties agreed to include in PCF the relocation of additional properties defined in the most recent version of the Civil Defense Map and in the Studies. The Agreement for Compensation of Residents includes the area currently affected by the geological event, according to the Civil Defense, and the areas with potential future impacts indicated in the Studies. The Company estimates that the total number of properties covered by PCF after the execution of the Second Amendment is around 15,000 properties.

Moreover, the Company and the Authorities agreed to: (i) created a technical group to monitor the geological event and study the areas adjacent to the Civil Defense Map for a period of five years; (ii) transfer R$1 billion to Braskem's bank account specifically to cover the costs of the PCF, in ten monthly installments of R$100 million each, starting in January 2021; and (iii) reduce the performance bond in force, from R$2 billion to R$1.8 billion.

With the approval by the courts of the Agreement for Compensation of Residents on January 6, 2021, this Public-Interest Civil Action was dismissed.

To implement the actions envisaged in the Public-Interest Civil Act, the Company undertook to maintain R$2.7 billion in a checking account (R$1.7 billion under the Agreement and an additional R$1 billion under the Second Amendment), with minimum working capital of R$100 million, whose transactions will be verified by an external audit company.

On March 31, 2021, arising from the costs incurred during the quarter related to the PCF, the balance of this checking account corresponded to R$1,327,431 under current assets (R$1,322,725 on December 31, 2020). Over 2021, the Company entered into a commitment to allocate R$1 billion to this checking account, in ten monthly installments of R$100 million starting January 2021, as provided for in the Agreement for Compensation of Residents.

(ii) Public-Interest Civil Action filed by the Alagoas State Federal Prosecution Office (MPF-AL) – Social-environmental reparation

Public-Interest Civil Action claiming the payment by the Company of indemnification for socio-environmental damages and other collective damages, as well as the adoption of corrective and environmental compliance measures, with preliminary injunction requiring the freezing of assets, suspension of borrowings with the BNDES, formation of an own private fund in the initial amount of R$3.1 billion and the pledging of guarantees in the amount of R$20.5 billion. The original amount of the action, initially at R$28.3 billion, was adjusted by a court decision to R$27.6 billion.

All amounts in thousands, except as otherwise stated

In January 2020, the judge of the 3rd Federal Court of Alagoas denied the preliminary requests of the MPF, which filed appealed the decision. To avoid the risk of any new freezing of funds arising from this action, the Company presented a performance bond in the amount of R$1 billion in the process, as defined in the Agreement described in item (i) above.

On December 30, 2020, the Agreement for Socio-environmental Reparation was executed, with the Company mainly undertaking to: (i) adopt the necessary measures to stabilize the cavities and monitor the soil; (ii) repair, mitigate or compensate potential impacts and environmental damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate potential impacts and social and urban damages arising from salt mining in the Municipality of Maceió, as detailed below:

(i) To stabilize the cavities and monitor the soil, the Company will continue to implement the action plans involving the closure of mining fronts prepared by Braskem and pending approval by the ANM, whose measures can be adjusted until the stability of cavities is verified.

(ii) Regarding the potential environmental impacts and damages resulting from salt mining in the Municipality of Maceió: as agreed with the MPF, the Company hired a specialized independent company to identify and recommend measures for recovering, mitigating or compensating any environmental impacts identified as the result of salt mining activities in Maceió. After the study is concluded, the Company will implement and pay for any measures recommended by the study and agreed upon between the Company and the MPF. Since the study is in progress, we cannot anticipate its outcome or if it will entail additional provisions.

(iii) Regarding potential impacts and social and urban damages arising from salt mining in the city of Maceió: to allocate the total amount of R$1,280 million to adopt actions and measures in vacated areas, urban mobility actions and social compensation actions.

Moreover, the Company and the MPF agreed to: (i) allocate the additional amount of R$300 million for indemnification for social and collective pain and suffering and possible contingencies related to actions in vacated areas and in urban mobility actions; (ii) constitute a security interest on certain assets of the Company in the amount of R$2.8 billion to replace the performance bond of R$ 1 billion; and (iii) engage specialized consulting firms to support the definition of actions established in the Agreement for Socio-environmental Reparation and the update of the Company's socio-environmental compliance program.

With court approval of the Agreement for Socio-environmental Reparation on January 6, 2021, the Public-Interest Civil Action for Socio-environmental Reparation was dismissed with regard to Braskem. Moreover, this agreement provides for the possibility of including other parties, at the discretion of the main parties.

(iii) Action for Damages – Pinheiro District Property

Action for Damages filed by Construtora H. Lobo (under court-supervised reorganization), a Contractor that claimed it suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the Contractor. Nevertheless, the Contractor claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. As of March 31, 2021, the amount of this action is R$191 million (R$181 million at December 31, 2020).

The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

All amounts in thousands, except as otherwise stated

(iv) Civil Investigation – Urban Damages

On June 19, 2020, the Company took cognizance of the Civil Investigation launched by the Alagoas State Prosecution Office (MPE) to: (i) calculate the extent of the urban damages caused by the geological event that occurred in Maceió; (ii) seek, jointly with those entitled, necessary and adequate architectural solutions for the destination, restoration and or use of the cited empty spaces left in the districts impacted; (iii) calculate, if applicable, potential compensatory liabilities for the damages caused to the urban order.

On July 13, 2020, the Company was requested to provide preliminary information on the planned use of the region. The object of this Investigation is similar to that of the Public-Interest Civil Action filed by the Federal Prosecution Office in Alagoas related to socio-environmental damages referred to in item (ii) above. In the Socio-environmental Reparation Agreement, executed on December 30, 2020 with the intervenience of the MPE, the extinction of the investigation was agreed. On January 21, 2021, the dismissal and the establishment of an administrative procedure was determined, with a view to monitoring and inspecting compliance with the Socio-environmental Reparations Agreement.

(v) Individual actions – Indemnifications related to the impacts of subsidence and relocation of areas affected

On March 31, 2021, Braskem was defendant in several actions, that, in aggregate, involve the amount of approximately R$577 million (R$573 million on December 31, 2020), filed by individuals in Brazil and abroad, seeking the payment of indemnifications related to the geological event in Maceió.

(vi) Indemnifying actions – Companhia Brasileira de Trens Urbanos ("CBTU")

On February 2, 2021, the Company was notified of the filing of an action by Companhia Brasileira de Trens Urbanos ("CBTU"), formulating initially only a preliminary injunction for maintaining the terms of the cooperation agreement signed previously by the parties. The request was denied in lower and appelate courts, given the fulfillment of the obligations undertaken by Braskem. On February 24, CBTU filed an amendment to the initial request claiming the payment of compensation for losses and damages in the amount of R$221,600 and for pain and suffering in the amount of R$500, as well as the imposition of the obligations, including the construction of a new rail line to substitute the stretch that passed through the area. CBTU attributes to the claim the approximate amount of R$1.3 billion.

Based on the opinion of external legal counsel, the Management believes that the request has a possible risk of ruling for sufficiency of the claim. No judicial deposit or any other type of guarantee has been made.

All amounts in thousands, except as otherwise stated

25 Equity

The information related to the Company's shareholders' equity as disclosed in the 2020 annual financial statements, in Note 28.

(a) Capital

On March 31, 2021, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,218,554 shares with no par value, distributed as follows:

									Amount of shares
		Common shares	%	Preferred shares class A	%	Preferred shares class B	%	Total	%
Odebrecht		226,334,623	50.11	79,182,498	22.95			305,517,121	38.33
Petrobras		212,426,952	47.03	75,761,696	21.96			288,188,648	36.15
ADR	(i)			34,969,830	10.13			34,969,830	4.39
Other		12,907,077	2.86	153,910,770	44.61	500,230	100.00	167,318,077	20.99
Total		**451,668,652**	**100.00**	**343,824,794**	**99.65**	**500,230**	**100.00**	**795,993,676**	**99.86**
Treasury shares				1,224,878	0.35			1,224,878	0.15
Total		**451,668,652**	**100.00**	**345,049,672**	**100.00**	**500,230**	**100.00**	**797,218,554**	**100.01**
Authorised		**535,661,731**		**616,682,421**		**593,818**		**1,152,937,970**	

(i) American Depositary Receipts traded on the New York Stock Exchange (USA);

All amounts in thousands, except as otherwise stated

(b) Other comprehensive income

	Attributed to shareholders' interest									Consolidated
	Deemed cost and additional indexation of PP&E (ii)	Fair value adjustments (iii)	Gain (loss) on interest in subsidiary (i)	Foreign sales hedge (iv)	Cash flow hedge (iv)	Defined benefit plans actuarial Gain (loss) (v)	Foreign currency translation adjustment (vi)	Total Braskem shareholders' interest	Non-controlling interest in Braskem Idesa	Total
On December 31, 2019	**123,614**	**19,545**	**(9,469)**	**(6,893,066)**	**(218,589)**	**(163,066)**	**2,383,492**	**(4,757,539)**	**(525,430)**	**(5,282,969)**
Additional indexation										
Realization by depreciation or write-off assets	(10,120)							(10,120)		(10,120)
Income tax and social contribution	3,441							3,441		3,441
Deemed cost of jointly-controlled investment										
Realization by depreciation or write-off assets	(273)							(273)		(273)
Income tax and social contribution	93							93		93
Fair value adjustments										
Accounts receivable		(62)						(62)		(62)
Foreign sales hedge										
Exchange rate				(8,792,554)				(8,792,554)	(652,958)	(9,445,512)
Transfer to result				456,419				456,419	18,790	475,209
Income tax and social contribution				2,758,187				2,758,187	190,252	2,948,439
Fair value of Cash flow hedge										
Change in fair value					(1,006,029)			(1,006,029)	7,612	(998,417)
Transfer to result					(152,242)			(152,242)	(50,748)	(202,990)
Income tax and social contribution					388,636			388,636	12,941	401,577
Fair value of cash flow hedge from jointly-controlled (RPR)					2,501			2,501		2,501
ILP PLan fair value										
Change in fair value		(45)						(45)	(443)	(488)
Income tax and social contribution		(963)						(963)		(963)
Foreign currency translation adjustment							4,108,359	4,108,359	(41,735)	4,066,624
Effect of CPC 42 / IAS 29 - hyperinflation							1,352	1,352		1,352
On March 31, 2020	**116,755**	**18,475**	**(9,469)**	**(12,471,014)**	**(985,723)**	**(163,066)**	**6,493,203**	**(7,000,839)**	**(1,041,719)**	**(8,042,558)**

All amounts in thousands, except as otherwise stated

										Consolidated
	Attributed to shareholders' interest									
	Deemed cost and additional indexation of PP&E (ii)	Fair value adjustments (iii)	Gain (loss) on interest in subsidiary (i)	Foreign sales hedge (iv)	Cash flow hedge (iv)	Defined benefit plans actuarial Gain (loss) (v)	Foreign currency translation adjustment (vi)	Total Braskem shareholders' interest	Non-controlling interest in Braskem Idesa	Total
On December 31, 2020	**96,571**	**31,287**	**(5,774)**	**(9,972,757)**	**(609,197)**	**(163,714)**	**5,445,695**	**(5,177,889)**	**(923,014)**	**(6,100,903)**
Additional indexation										
Realization by depreciation or write-off assets	(9,911)							(9,911)		(9,911)
Income tax and social contribution	3,370							3,370		3,370
Deemed cost of jointly-controlled investment										
Realization by depreciation or write-off assets	(273)							(273)		(273)
Income tax and social contribution	93							93		93
Fair value adjustments										
Accounts receivable		86						86		86
Foreign sales hedge										
Exchange rate				(2,970,322)				(2,970,322)	(110,830)	(3,081,152)
Transfer to result				594,433				594,433	29,497	623,930
Income tax and social contribution				798,042				798,042	24,400	822,442
Fair value of Cash flow hedge										
Change in fair value					(287,918)			(287,918)		(287,918)
Transfer to result					35,692			35,692	11,897	47,589
Income tax and social contribution					87,185			87,185	(3,569)	83,616
Fair value of cash flow hedge from jointly-controlled (RPR)					381			381		381
Actuarial loss with post-employment benefits, net of taxes						1,067		1,067		1,067
ILP PLan fair value										
Change in fair value		8,100						8,100	10	8,110
Income tax and social contribution		(1,112)						(1,112)		(1,112)
Foreign currency translation adjustment							1,869,505	1,869,505	(127,005)	1,742,500
Effect of CPC 42 / IAS 29 - hyperinflation							3,167	3,167		3,167
On March 31, 2021	**89,850**	**38,361**	**(5,774)**	**(11,550,604)**	**(773,857)**	**(162,647)**	**7,318,367**	**(5,046,304)**	**(1,098,614)**	**(6,144,918)**

(i) Transfer to the income statement when divestment or transfer of control of subsidiary.
(ii) Transfer to retained earnings as the asset is depreciated or written-off/sold.
(iii) For receivables classified as fair value through other comprehensive income, transfer to the income statement when attainment of jurisdiction or early liquidation. For the ILP Plan, Transfer to retained earnings according to the grace period of the plan.
(iv) Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(v) Transfer to retained earnings when the extinction of the plan.
(vi) Transfer to the income statement when write-off of subsidiary abroad.

All amounts in thousands, except as otherwise stated

26 Earnings per share

The table below show the reconciliation of profit or loss for the period adjusted to the amounts used to calculate basic and diluted earnings (loss) per share.

		Basic and diluted
	Mar/2021	**Mar/2020**
Profit (loss) for the period attributed to Company's shareholders	2,494,211	(3,649,015)
Distribution of priority dividends attributable to:		
Preferred shares class "A"	208,453	
Preferred shares class "B"	303	
	208,756	
Distribution of 6% of unit price of common shares	273,837	
Distribution of excess profits, by class:		
Common shares	1,142,165	
Preferred shares class "A"	869,453	
	2,011,618	
Reconciliation of income available for distribution, by class (numerator):		
Common shares	1,416,002	(2,070,556)
Preferred shares class "A"	1,077,906	(1,576,166)
Preferred shares class "B"	303	(2,293)
	2,494,211	(3,649,015)
Weighted average number of shares, by class (denominator):		
Common shares	451,668,652	451,668,652
Preferred shares class "A"	343,824,794	343,823,073
Preferred shares class "B"	500,230	500,230
	795,993,676	795,991,955
Profit (loss) per share (in R$)		
Common shares	3.1350	(4.5842)
Preferred shares class "A"	3.1350	(4.5842)
Preferred shares class "B"	0.6057	(4.5842)

All amounts in thousands, except as otherwise stated

27 Net revenues

	Consolidated		Parent company	
	Mar/2021	Mar/2020	Mar/2021	Mar/2020
Sales revenue				
Domestic market				
Revenue	16,554,194	9,630,291	16,538,947	9,594,271
Rebates	(15,784)	(32,316)	(15,784)	(32,316)
	16,538,410	9,597,975	16,523,163	9,561,955
Foreign market				
Revenue	10,087,336	5,509,724	2,148,755	1,820,997
Rebates	(4,009)	11,268	(160)	
	10,083,327	5,520,992	2,148,595	1,820,997
	26,621,737	15,118,967	18,671,758	11,382,952
Sales and services deductions				
Taxes				
Domestic market	(3,864,694)	(2,389,726)	(3,859,212)	(2,383,776)
Foreign market	(12,175)	(7,298)		
Sales returns				
Domestic market	(21,382)	(48,333)	(21,382)	(48,333)
Foreign market	(31,318)	(48,965)	(661)	(34,809)
	(3,929,569)	(2,494,322)	(3,881,255)	(2,466,918)
Net sales and services revenue	**22,692,168**	**12,624,645**	**14,790,503**	**8,916,034**

28 Other income (expenses), net

		Consolidated	
	Note	Mar/2021	Mar/2020
Other income			
PIS and COFINS credits - exclusion of ICMS from the calculation basis	8	557,897	
Reversal for damages - Alagoas	24	139,155	55,393
Fine on supply contract of raw material, net		21,816	30,809
Insurance premium refund		551	26,942
Tax Credits recovery		43	56,078
Other		59,445	37,618
		778,907	**206,840**
Other expenses			
Fine on purchase and sale contracts		(63,240)	1,746
Shutdowns and other plants expenses		(50,050)	(27,091)
Allowance for judicial claims, net of reversals		(30,881)	(15,640)
Fixed assets disposal results		(15,117)	811
Other		(68,129)	8,147
		(227,417)	**(32,027)**

All amounts in thousands, except as otherwise stated

29 Financial results

	Note	Consolidated		Parent company	
		Mar/2021	Mar/2020	Mar/2021	Mar/2020
Financial income					
Interest income		72,742	122,178	58,435	67,903
Update of tax credits	8(a)	677,017	12,176	676,988	12,176
Other		168,844	61,140	16,699	12,407
		918,603	**195,494**	**752,122**	**92,486**
Financial expenses					
Interest expenses		(839,154)	(753,508)	(902,260)	(752,757)
Monetary variations on fiscal debts		(22,805)	(14,139)	(18,959)	(14,139)
Discounts granted		(18,334)	(19,156)	(17,513)	(19,147)
Loans transaction costs - amortization		(74,858)	(35,825)	(1,532)	(1,518)
Adjustment to present value - appropriation		(41,204)	(57,642)	(47,711)	(56,192)
Interest expense on leases		(40,160)	(44,242)	(23,842)	(33,175)
Losses on derivatives		(564,343)	(213,814)	(308,114)	(203,825)
Other		(90,281)	(87,516)	(48,110)	(52,386)
		(1,691,139)	**(1,225,842)**	**(1,368,041)**	**(1,133,139)**
Exchange rate variations, net					
On financial assets		47,297	152,115	162,554	286,232
On financial liabilities		(2,738,109)	(5,375,645)	(2,384,387)	(3,345,332)
		(2,690,812)	**(5,223,530)**	**(2,221,833)**	**(3,059,100)**
Total		**(3,463,348)**	**(6,253,878)**	**(2,837,752)**	**(4,099,753)**

All amounts in thousands, except as otherwise stated

30 Expenses by nature and function

	Consolidated		Parent company	
	Mar/2021	Mar/2020	Mar/2021	Mar/2020
Classification by nature:				
Raw materials other inputs	(13,115,848)	(9,304,535)	(9,224,519)	(7,100,639)
Personnel expenses	(787,268)	(771,482)	(480,868)	(527,712)
Outsourced services	(648,031)	(463,326)	(429,478)	(240,474)
Depreciation and amortization	(931,622)	(973,489)	(542,565)	(606,713)
Freights	(713,370)	(471,634)	(338,144)	(291,757)
Costs of idle industrial plants	(136,452)	(97,348)	(41,679)	(95,437)
Provision - geological event in Alagoas	139,155	55,393	139,155	55,393
PIS and COFINS credits - exclusion of ICMS from the calculation basis	557,897		557,897	
Other general and administrative expenses	(319,119)	(213,524)	(156,707)	(126,721)
Total	**(15,954,658)**	**(12,239,945)**	**(10,516,908)**	**(8,934,060)**
Classification by function:				
Cost of products sold	(15,454,198)	(11,451,297)	(10,535,783)	(8,474,664)
Selling and distribution	(472,109)	(439,852)	(226,744)	(246,156)
(Loss) reversals for impairment of trade accounts receivable	1,562	(3,620)	(2,548)	(904)
General and administrative	(519,230)	(464,503)	(317,433)	(317,438)
Research and development	(62,173)	(55,486)	(31,172)	(31,018)
Other income	778,907	206,840	747,331	161,207
Other expenses	(227,417)	(32,027)	(150,559)	(25,087)
Total	**(15,954,658)**	**(12,239,945)**	**(10,516,908)**	**(8,934,060)**

31 Segment information

(a) Results by segment

The information by segment as disclosed in the 2020 annual financial statements, in Note 35.

				Operating expenses			Mar/2021
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Consolidated
Reporting segments							
Brazil	15,222,149	(10,053,511)	5,168,638	(310,692)		74,048	4,931,994
USA and Europe	7,033,515	(5,225,335)	1,808,180	(228,563)		12,830	1,592,447
Mexico	1,174,093	(672,609)	501,484	(113,877)		(39,857)	347,750
Total	**23,429,757**	**(15,951,455)**	**7,478,302**	**(653,132)**		**47,021**	**6,872,191**
Other segments	76,663	(48,352)	28,311	19,489	2,370	208	50,378
Corporate unit				(412,871)		521,903 (i)	109,032
Braskem consolidated before eliminations and reclassifications	**23,506,420**	**(15,999,807)**	**7,506,613**	**(1,046,514)**	**2,370**	**569,132**	**7,031,601**
Eliminations and reclassifications	(814,252)	545,609	(268,643)	(5,436)		(17,642)	(291,721)
Total	**22,692,168**	**(15,454,198)**	**7,237,970**	**(1,051,950)**	**2,370**	**551,490**	**6,739,880**

(i) Includes the amount of R$557,897 related to PIS and COFINS tax credits – exclusion of ICMS from the calculation base (Note 8(a)).

All amounts in thousands, except as otherwise stated

							Mar/2020
				Operating expenses			
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Consolidated
Reporting segments							
Brazil	12,319,070	(11,417,558)	901,512	(371,572)		106,622	636,562
USA and Europe	2,975,972	(2,627,033)	348,939	(144,232)		12,375	217,082
Mexico	819,524	(637,182)	182,342	(103,146)		27,409	106,605
Total	**16,114,566**	**(14,681,773)**	**1,432,793**	**(618,950)**		**146,406**	**960,249**
Other segments	73,721	(45,332)	28,389	(11,154)		170	17,405
Corporate unit				(361,185)	(7,778)	40,742	(328,221)
Braskem consolidated before eliminations and reclassifications	**16,188,287**	**(14,727,105)**	**1,461,182**	**(991,289)**	**(7,778)**	**187,318**	**649,433**
Eliminations and reclassifications	(3,563,642)	3,275,808	(287,834)	27,828		(12,505)	(272,511)
Total	**12,624,645**	**(11,451,297)**	**1,173,348**	**(963,461)**	**(7,778)**	**174,813**	**376,922**